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As filed with the Securities and Exchange Commission on May 7, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under the Securities Act of 1933

Navistar International Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3359573 (I.R.S. Employer Identification No.)

4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555
(630) 753-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Navistar Financial Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-2472404 (I.R.S. Employer Identification No.)

2850 West Golf Road
Rolling Meadows, Illinois 60008
(847) 734-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Steven Covey, Esq.
Navistar Financial Corporation
Vice President and General Counsel
2850 West Golf Road
Rolling Meadows, Illinois 60008
(847) 734-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jeffrey S. O'Connor, Esq.
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

4.75% Subordinated Exchangeable Notes due 2009 of Navistar Financial Corporation	$220,000,000	100%	$220,000,000	$20,240

Common Stock of Navistar International Corporation, par value $.10 per share	3,947,605(1)	(2)	(2)	(2)

(1)
There are being registered hereunder 3,947,605 shares of common stock of Navistar International Corporation required at the initial exchange price for exchange of the notes being registered hereunder.

(2)
Pursuant to Rule 457(i), no registration fee is payable with respect to the Navistar International Corporation common stock underlying the notes since the Navistar International Corporation common stock will be issued for no separate consideration, but will be issued only upon the exchange of the notes at the initial exchange price of $55.73 per share, subject to adjustment in certain cases.

          The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION—MAY 7, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until we deliver this prospectus to you in final form. We are not using this prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

PROSPECTUS

$220,000,000
Navistar Financial Corporation
4.75% Subordinated Exchangeable Notes due 2009

Navistar International Corporation
3,947,605 Shares of Common Stock

        This prospectus relates to $220,000,000 aggregate principal amount of 4.75% Subordinated Exchangeable Notes due 2009 of Navistar Financial Corporation ("Navistar Financial"), a Delaware corporation and wholly-owned subsidiary of Navistar International Corporation ("Navistar"), a Delaware corporation, and the 3,947,605 shares of Navistar common stock, par value $.10 per share, issuable upon exchange of the notes.

        Navistar Financial originally issued the notes in a private placement in March 2002. Selling securityholders may use this prospectus to resell their notes and the Navistar common stock issuable upon exchange of their notes. In addition, Navistar may use this prospectus to offer and sell its common stock issuable upon exchange of the notes to subsequent transferees of the notes who did not receive their notes from the initial purchasers' in the original private placement.

        The notes are exchangeable prior to maturity into Navistar common stock at an initial exchange price of $55.73 per share, subject to adjustment. Navistar Financial will pay interest on the notes on April 1 and October 1 of each year, beginning October 1, 2002. The notes will mature on April 1, 2009, unless earlier exchanged or redeemed.

        Navistar Financial may redeem any or all of the notes on or after April 1, 2005. In addition, the holders may require Navistar Financial to repurchase the notes upon a fundamental change prior to April 1, 2009.

        The notes are general unsecured obligations of Navistar Financial and are subordinated in right of payment to all of Navistar Financial's existing and future senior indebtedness. As of January 31, 2002, Navistar Financial had senior indebtedness outstanding in the aggregate principal amount of $599 million. The notes also are effectively subordinated to all of Navistar Financial's secured indebtedness and all liabilities, including trade payables, of Navistar Financial's subsidiaries.

        Navistar's common stock is listed on the New York Stock Exchange under the symbol "NAV." The last reported price of its common stock on May 6, 2002 was $38.34 per share.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                        , 2002.

        In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus. Neither Navistar nor Navistar Financial have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Navistar's and Navistar Financial's business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this prospectus.

        Unless the context indicates otherwise, as used in this prospectus, the term "Navistar" refers to Navistar International Corporation and its subsidiaries, the term "International" refers to International Truck and Engine Corporation, Navistar's principal operating subsidiary, and its subsidiaries, and the term "Navistar Financial" refers to Navistar Financial Corporation, a wholly-owned finance subsidiary of International, and its subsidiaries. The terms "us," "we" and "our" refer to Navistar and its subsidiaries, including International and Navistar Financial. The fiscal years of Navistar and Navistar Financial end on October 31. Fiscal years are identified according to the calendar year in which they end. For example, the fiscal year ended October 31, 2001 is referred to as "fiscal 2001."

ii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. You should not place undue reliance on those statements because they only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include:

  •
  general economic or business conditions affecting the markets in which we operate being less favorable than expected;

  •
  our failure to develop or successfully introduce new products;

  •
  increased competition in the North American truck market;

  •
  unforseen problems associated with international sales, including gains and losses from foreign currency exchange;

  •
  implementation of or changes in the laws, regulations or policies governing manufacturers of trucks and engines that could negatively affect the automotive components supply industry;

  •
  changes in general economic conditions in the United States, Canada, Mexico and Brazil; and

  •
  various other factors beyond our control.

        All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligation or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. You should also read carefully the factors described in the "Risk Factors" section of this prospectus.

iii

SUMMARY

        Navistar is a holding company whose principal operating subsidiary is International Truck and Engine Corporation, or International. Navistar Financial is a wholly-owned finance subsidiary of International. Navistar Financial previously issued and sold the 4.75% subordinated exchangeable notes due 2009 in March of 2002. Holders of these notes may deliver the notes to Navistar, which will issue Navistar common stock to the holders in exchange for the notes. Navistar does not guarantee payment of principal or interest on the notes. The notes are not obligations of Navistar or any of Navistar's affiliates, other than Navistar Financial.

        Navistar is a leading producer and marketer of medium trucks, school buses, heavy trucks, severe service vehicles and parts and services sold under the International® brand. We sell our truck products to the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. We also are the leading producer of mid-range (160-300 horsepower) diesel engines. We sell our diesel engines under the International® brand as well as producing them for other original equipment manufacturers, or OEMs, principally Ford Motor Company, or Ford. Our diesel engines are used in our Class 5-7 medium trucks and school buses and selected Class 8 heavy truck models and sold to Ford and other OEMs for use in medium trucks, pick-up trucks, vans and SUVs and, to a lesser extent, for industrial, agricultural and marine applications. Our consolidated operations had revenues of $1.5 billion and EBITDA (as defined) of $4 million for the three months ended January 31, 2002, and revenues of $6.7 billion and EBITDA (as defined) of $332 million for fiscal 2001.

        Navistar Financial is a commercial financing organization that provides wholesale, retail and lease financing in the United States for sales of new and used trucks, truck chassis, buses and trailers, service parts and engines by International and retail and lease financings for sales of such products by International's dealers and their customers, which we refer to as "receivables." We also finance sales of new products (including trailers) of other manufacturers regardless of whether those new products are designed or customarily sold for use with International's trucks. Navistar Financial had revenues of $72 million and income before taxes of $27 million for the three months ended January 31, 2002, and revenues of $304 million and income before taxes of $72 million for fiscal 2001. Navistar Financial had a ratio of earnings to fixed charges of 2.8x for the three months ended January 31, 2002, and a ratio of earnings to fixed charges of 1.7x for the three months ended January 31, 2001.

        Navistar's principal executive office is located at 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, and its telephone number is (630) 753-5000. Navistar Financial's principal executive office is located at 2850 West Golf Road, Rolling Meadows, Illinois 60008, and its telephone number is (847) 734-4000.

The Offering

        The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see "Description of Notes." Capitalized terms used but not defined in this summary shall have the meanings given to such terms elsewhere in this prospectus.

Issuer of the Notes	Navistar Financial Corporation.
Notes Offered	$220,000,000 aggregate principal amount of 4.75% Subordinated Exchangeable Notes due 2009 of Navistar Financial.
Offering Price	100% of the principal amount of the notes, plus accrued interest from March 25, 2002.
Maturity	April 1, 2009, subject to earlier exchange, repurchase or redemption provisions described below.
Interest	Interest on outstanding notes is payable semiannually in arrears on April 1 and October 1 of each year, beginning October 1, 2002.
Exchange
Holders may deliver their notes to Navistar in exchange for shares of Navistar common stock at an initial exchange price of $55.73 per share at any time following issuance of the notes, unless Navistar Financial has previously repurchased the notes or unless the notes have matured. The exchange price is subject to adjustment upon the occurrence of specified events. Navistar may, at its election, either (1) hold notes tendered for exchange or (2) contribute the notes as an investment in Navistar Financial for cancellation. The exchange of the notes for shares of common stock of Navistar will be a taxable disposition of the notes for U.S. federal income tax purposes. See "Federal Income Tax Considerations."
Optional Redemption	On and after April 1, 2005, Navistar Financial may redeem part or all of the notes at the redemption prices described in the section "Description of Notes—Optional Redemption."

Purchase of the Notes by Navistar Financial at the Option of Holders upon the Occurrence of a Fundamental Change
Upon a Fundamental Change (as defined in "Description of Notes") that occurs prior to the maturity of the notes, each holder may require Navistar Financial to repurchase all or a portion of such holder's notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to (but excluding) the date of repurchase. See "Description of Notes—Fundamental Change Permits Holders to Require Navistar Financial to Repurchase Notes" for the complete definition of the term "Fundamental Change."
Assumption by Navistar
Navistar may, at its option, assume the obligations of Navistar Financial under the notes and the indenture subject to the satisfaction of specified conditions. See "Description of Notes—Assumption of Notes by Navistar."
Subordination
The notes are general unsecured obligations of Navistar Financial and are subordinated in right of payment to all of Navistar Financial's existing and future senior indebtedness. As of January 31, 2002, Navistar Financial had senior indebtedness outstanding in the aggregate principal amount of $599 million. The notes also are effectively subordinated to all of Navistar Financial's secured indebtedness and all liabilities, including trade payables, of Navistar Financial's subsidiaries. See "Description of Notes—Subordination" for a discussion of liabilities of Navistar Financial's subsidiaries. The indenture under which the notes were issued contains no limitation on the amount of indebtedness, including senior and secured indebtedness, that Navistar Financial or its subsidiaries may issue or guarantee.
Use of Proceeds
Neither Navistar nor Navistar Financial will receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying Navistar common stock. However, if holders tender notes to Navistar in exchange for common stock, Navistar will receive such notes, which it may hold or contribute as an investment in Navistar Financial.
Trading	Navistar's common stock is listed on the New York Stock Exchange under the symbol "NAV."

RISK FACTORS

        You should read and consider carefully each of the following risk factors, as well as the other information contained in or incorporated by reference into this prospectus, before making a decision to invest in the notes or the Navistar common stock.

Risks Relating to Navistar and our Markets

Our Profitability Could Suffer Due to the Considerable Volatility of the Markets in Which We Compete

        Our ability to be profitable depends in part on the varying conditions in the medium truck, heavy truck, severe service vehicles, school bus, mid-range diesel engine and service parts markets. See "Business." The markets in which we compete are subject to considerable volatility. Such markets move in response to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck and engine demand also depend on general economic conditions, interest rate levels and fuel costs.

        Truck sales in 2000 and early 2001 were adversely affected by a number of factors including higher fuel prices, driver shortages, higher interest rates, increased new and used truck inventories, higher insurance costs and the general economic slowdown. The demand for new trucks reflected these adverse conditions as the number of new truck orders dropped significantly throughout 2000 and early 2001, reducing our U.S. and Canadian order backlog as of January 31, 2002 to 19,300 units, significantly lower than the 22,300 units as of January 31, 2001. The current demand for new trucks continues to reflect these adverse conditions.

We Operate in the Highly Competitive North American Truck Market, Which May Require Us to Discount Our Prices, Thereby Lowering Our Margins

        The North American truck market in which we compete is highly competitive. Our major U.S. domestic competitors include PACCAR, Ford and General Motors Corporation, as well as foreign-controlled domestic manufacturers, such as Freightliner (Daimler Chrysler), Sterling (Daimler Chrysler) and Mack/Volvo. In addition, manufacturers from Japan such as Hino (Toyota), Isuzu, Nissan and Mitsubishi, are attempting to increase their North American sales levels. The intensity of this competition, which is expected to continue, results in price discounting and margin pressures throughout the industry and adversely affects our ability to increase or maintain vehicle prices. Many of our competitors have greater financial resources than we have, which may place us at a competitive disadvantage in responding to substantial industry changes. These industry changes may include changes in governmental regulations that require major additional capital expenditures. In addition, certain of our competitors may have lower overall labor costs.

Our Business May be Adversely Impacted by Work Stoppages and Other Labor Relations Matters

        We are subject to risk of work stoppages and other labor relations matters because our workforce is highly unionized. As of January 31, 2002, we employed 8,300 hourly workers and 6,200 salaried workers in the U.S. and Canada. Approximately 90% of the hourly workers and 20% of the salaried workers are represented by unions. Of these represented employees, 93% of the hourly workers and 95% of the salaried workers are represented by the United Automobile, Aerospace and Agriculture Implement Workers of America, or UAW, or the National Automobile, Aerospace and Agriculture Implement Workers of Canada, or CAW. Our current master contract with the UAW expires on October 1, 2002. The collective bargaining agreement with the CAW expires on June 1, 2002. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, financial condition and results of operations.

The Loss of Ford, our Largest Customer, Would Have a Negative Impact on Our Business, Financial Condition and Results of Operations

        Ford accounted for approximately 21% of our revenues during fiscal 2001, 18% for fiscal 2000 and 17% for fiscal 1999. In addition, Ford accounted for approximately 82%, 76% and 75% of our diesel engine unit volume in fiscal 2001, fiscal 2000 and fiscal 1999, respectively. Although we have agreements with Ford that continue through 2012, these agreements provide that we will supply Ford's requirements for particular models, rather than for manufacturing a specific quantity of products. The loss of Ford as a customer or a significant decrease in demand for the models or a group of related models that utilize our products would have a negative impact on our business, financial condition and results of operations.

The Failure to Meet Our Future Capital Requirements Would Hinder Our Product Development Initiatives

        Our current product development initiatives, including our next generation vehicle, or NGV, and next generation diesel engine, or NGD, programs, will require significant capital to fund development activities and capital expenditures. Capital expenditures for fiscal 2002 are expected to be approximately $250 million, of which $37 million is to be spent for the NGV program and $95 million is to be spent on the NGD program. From October 31, 2001, we estimate $130 million and $140 million in capital spending and $100 million and $120 million in development expenses through fiscal 2004 for the NGV and NGD programs, respectively. Historically, we have relied on cash balances, cash provided by operations and borrowings to meet our funding requirements. The amount of cash generated by our business varies with industry volumes in the medium and heavy truck markets. No assurance can be given that we will have the cash balances necessary to implement the NGV or NGD programs and to meet our other capital requirements or that financing will be available or, if available, that it will be available on satisfactory terms. The future availability of financing will depend on many factors, including our earnings, credit ratings, the outlook for truck industry demand and the capital resources of financial institutions. In addition, restrictive covenants in our financing agreements may limit how much debt financing we can raise, and a need to preserve our net operating losses may limit our ability to raise equity financing. If adequate funds are not available, we may be required to cut back or discontinue our product development or capital improvement programs.

The Costs Associated With Complying With Environmental and Safety Regulations Could Lower Our Margins

        Truck and engine manufacturers continue to face heavy governmental regulation of their products, especially in the areas of environment and safety. As a diesel engine manufacturer, we have incurred research, development and tooling costs to design our engine product lines to meet new United States Environmental Protection Agency, or EPA, and California Air Resources Board, or CARB, emission standards. In addition, we expect to continue to incur research, design and tooling costs to: (1) achieve further reductions in ozone-causing exhaust emissions by 2004 in accordance with the settlement agreement we entered into with the EPA and CARB and (2) satisfy the 1998 Clean Fuel Fleet Vehicle requirements and California's emission standards in 2002 for engines used in medium-size vehicles. We expect that our diesel engines will be able to meet all of these standards within the required time frames.

        Truck manufacturers also are subject to various noise standards imposed by federal, state and local regulations, and to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration. We believe we are in compliance with such standards.

        Complying with such laws and regulations has added and will continue to add to the cost of our products, and increases the capital-intensive nature of our business. If the present level of price competition continues, it may become increasingly difficult for manufacturers of engines and trucks to recover these costs and, accordingly, lower margins may result.

Navistar Has Significant Underfunded Postretirement Obligations

        We have significant underfunded postretirement obligations. The underfunded portion of our accumulated benefit obligation was $512 million and $90 million for pension benefits at October 31, 2001 and 2000, respectively, and $1,473 million and $1,246 million for postretirement healthcare benefits at October 31, 2001 and 2000, respectively.

        In the event our pension plans are terminated for any reason and plan assets are insufficient to meet guaranteed liabilities, the Pension Benefit Guaranty Corporation, or PBGC, may have a right to take over these plans as their administrator and trustee. In this event, the actual present value of guaranteed pension liabilities may be determined in a manner different from that used by us to determine our unfunded vested pension liability, which determinations could result in a higher level of underfunding. Subject to certain limitations, the PBGC would have a claim against us to the extent that plan assets were not sufficient to meet the actuarial present value of guaranteed liabilities, which claim against us may by law, under certain circumstances, be senior to that of the notes.

Our Ability to Use Net Operating Loss Carryovers to Reduce Future Tax Payments may be Limited if There is a Change in Ownership of Navistar

        As of October 31, 2001, we had $1,016 million of domestic and $76 million of foreign net operating loss, or NOL, carryovers. Currently there is no annual limitation on our ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs with respect to our capital stock, our ability to use NOLs would be limited to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in any three-year period.

        If an ownership change occurs, our ability to use domestic NOLs to reduce income taxes is limited to an annual amount based on our fair market value immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. The long-term tax-exempt interest rate is published monthly by the Internal Revenue Service. As of the date of this prospectus, the rate is approximately 5.0%. NOLs that exceed the Section 382 limitation in any year continue to be allowed as carryforwards for the remainder of the 15- or 20-year carryforward period and can be used to offset taxable income for years within the carryover period subject to the limitation in each year. Our use of new NOLs arising after the date of an ownership change would not be affected.

        It is impossible for us to ensure that an ownership change will not occur in the future. In addition, we may decide in the future that it is necessary or in our interest to take certain actions which result in an ownership change. If a more than 50% ownership change were to occur, use of our NOLs to reduce payments of federal income tax may be deferred to later years within the 15- or 20-year carryover period, or, if the carryover period for any loss year expires, the use of the remaining NOLs for the loss year will be prohibited.

Risks Related to Navistar Financial and the Notes

As a Wholly-Owned Finance Subsidiary of International, Navistar Financial is Substantially Dependent on the Volume of Sales of both International and its Dealers

        As a wholly-owned finance subsidiary of International, Navistar Financial's level of financing activity is substantially dependent on the volume of sales of both International and International dealers. Any material reduction in the amount of these sales could have a negative impact on Navistar

Financial's business. In addition, the financial condition of International's dealers is to varying degrees dependent on the financial condition of International. Any material change in International's financial condition could have a negative impact on certain International dealers, which in turn could have a negative impact on Navistar Financial's business.

A Failure to Satisfy Navistar Financial's Significant Liquidity Requirements Could have a Negative Impact on It, International and Navistar

        Navistar Financial has significant liquidity requirements. It traditionally has obtained the funds to provide financing to International dealers and retail customers from sales of receivables, commercial paper, medium- and long-term debt and equity capital and from short- and long-term bank borrowings. It expects to incur additional short- and long-term debt in the future. The nature and amounts of such indebtedness can be expected to vary from time to time as a result of the volume of its business, market conditions and other factors. In addition, it expects to continue to sell and securitize receivables. Navistar Financial believes that cash generated by its operations, borrowings under its senior credit agreement, commercial paper program and funds generated by sales and securitizations of receivables will be sufficient to satisfy its ongoing cash needs. However, if cash provided by operations, bank borrowing, continued sales and securitizations of receivables and the placement of term debt does not provide the necessary liquidity, Navistar Financial would be required to restrict its financing of International products and International dealers. A significant reduction in financing support could have a negative impact on Navistar, Navistar Financial and International. In addition, an impairment of Navistar Financial's ability to sell or securitize its receivables, a reduction in International's sales, and a variety of other factors could affect Navistar Financial's ability to meet its debt obligations, including its obligations with respect to the notes.

Your Right to Receive Payments on These Notes is Junior to Navistar Financial's Existing Senior and Secured Indebtedness, the Debt of its Subsidiaries and Possibly All of Navistar Financial's Future Borrowings

        These notes rank behind all of Navistar Financial's existing senior indebtedness and all of its future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. These notes also are effectively subordinated to all of Navistar Financial's secured indebtedness and all debt issued by Navistar Financial's subsidiaries. As a result, upon any distribution to Navistar Financial's creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to Navistar Financial or its property, the holders of Navistar Financial's senior indebtedness will be entitled to be paid in full before any payment may be made with respect to these notes.

        In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to Navistar Financial, holders of the notes will participate with trade creditors and all other holders of Navistar Financial's subordinated indebtedness in the assets remaining after Navistar Financial has paid all of its senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, Navistar Financial may not have sufficient funds to pay all of its creditors and holders of notes may receive less, ratably, than the holders of its senior or secured indebtedness.

        These notes are general unsecured obligations of Navistar Financial. Therefore, in the event of a bankruptcy, liquidation or reorganization or similar proceeding, Navistar Financial's secured indebtedness obligations, even if pari passu or junior to the notes, may be paid prior to payment of these notes to the extent that these other obligations are secured.

        Navistar Financial conducts certain of its funding operations through its subsidiaries. Accordingly, Navistar Financial's ability to meet its cash obligations is dependent in part upon the ability of its subsidiaries to make cash distributions to Navistar Financial. The ability of its subsidiaries to make cash distributions to Navistar Financial is and will continue to be restricted by, among other limitations, applicable provisions of law. The right of Navistar Financial to participate in the assets of any subsidiary, and thus, the ability of the holders of the notes to benefit indirectly from such assets, is generally subject to the prior claims of creditors, including trade creditors, of subsidiaries of Navistar Financial with respect to the assets of that subsidiary. The notes, therefore, are structurally subordinated to creditors, including trade creditors, of subsidiaries of Navistar Financial with respect to the assets of the subsidiaries against which those creditors have a claim.

        Assuming we had completed this offering on January 31, 2002, these notes would have been subordinated to $599 million of senior debt of Navistar Financial. See "Description of Notes—Subordination" for a discussion of liabilities of Navistar Financial's subsidiaries. Navistar Financial and its subsidiaries will be permitted to borrow additional debt, including senior indebtedness, in the future under the terms of the indenture.

There is No Established Trading Market for the Notes and No Guarantee that a Market Will Develop or that You Will Be Able to Sell Your Notes

        There is no established trading market for the notes and the notes are not listed on any securities exchange or quotation system. We cannot assure you that a market will develop or that you will be able to resell your notes. Navistar Financial does not intend to apply for listing of the notes on any securities exchange or to arrange for any quotation system to quote them. We cannot assure you that a market will develop or that you will be able to resell your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Generally, the liquidity of, and trading market for, the notes may also be materially and adversely affected by declines in the market for similar debt securities. Such a decline may materially and adversely affect such liquidity and trading independent of our financial performance and prospects.

Navistar Financial May be Unable to Repurchase Your Notes Upon the Occurrence of a Fundamental Change

        Upon the occurrence of a Fundamental Change, as defined in "Description of Notes," you will have the right, at your option, to require Navistar Financial to repurchase all or any portion of your notes. If a Fundamental Change were to occur, there can be no assurance that Navistar Financial would have sufficient funds to pay the purchase price for all the notes tendered by the holders of the notes. In addition, although Navistar Financial is not currently subject to any limitations on its ability to repurchase the notes, its repurchase of notes as a result of the occurrence of a Fundamental Change may in the future be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which Navistar Financial currently has in effect or may enter into from time to time.

Risks Related to the Common Stock of Navistar

Anti-takeover Effect of Certain Charter and Statutory Provisions

        Navistar's certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve certain mergers and consolidations or a sale of all or substantially all of Navistar's assets, or a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction. Navistar's certificate of incorporation and by-laws also contain provisions which (1) permit Navistar to issue so-called "flexible" preferred stock, (2) provide for a classified board of directors (which has the effect under Delaware law of precluding shareowners from removing directors without cause), (3) limit the filling of board vacancies to the remaining directors, and (4) prohibit shareowners from taking action by written consent or calling special meetings. Navistar also is subject to Section 203 of the Delaware General Corporation Law, or DGCL, which restricts Navistar from engaging in certain business combinations with "interested stockholders." The fact that Navistar's utilization of its net operating losses could be adversely affected by a change of control also could have an anti-takeover effect.

        Although not intended, the foregoing provisions may adversely affect the marketability of the common stock by discouraging potential investors from acquiring stock of Navistar. In addition, these provisions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Navistar, or impede an attempt to acquire a significant or controlling interest in Navistar, even if such events might be beneficial to Navistar and its shareowners. See "Description of Navistar Capital Stock—Certain Certificate of Incorporation and By-laws Provisions; Certain Provisions of Delaware Law."

Possible Volatility of Navistar Share Price Increases the Risk of Your Investment

        Numerous factors may significantly affect the market price for the Navistar common stock. Such factors include the announcement of new products or other strategic initiatives by Navistar or its competitors, technological innovations by Navistar or its competitors, the growth and expansion of Navistar's business, trends and uncertainties affecting the truck manufacturing industry as a whole, issuances and repurchases of common stock, quarterly variations in Navistar's operating results or the operating results of Navistar's competitors, investors' expectations of Navistar's prospects, changes in earnings estimates by analysts or reported results that vary materially from such estimates and general economic and other conditions, including the cyclical nature of Navistar's business. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the common stock. See "Price Range of Navistar Common Stock and Dividend Policy."

USE OF PROCEEDS

        When this prospectus is used by selling securityholders to resell their notes and Navistar common stock, neither Navistar Financial nor Navistar will receive any proceeds from the sale of the notes or Navistar common stock by the selling stockholders. However, if holders tender notes to Navistar in exchange for common stock, Navistar will receive such notes, which it may hold or contribute as an investment in Navistar Financial.

PRICE RANGE OF NAVISTAR COMMON STOCK AND DIVIDEND POLICY

        The common stock of Navistar is listed on the New York, Chicago and Pacific Stock Exchanges under the symbol "NAV." The table below sets forth the high and low sales prices of the common stock on the NYSE Composite Transactions Tape as reported in The Wall Street Journal during the indicated time periods.

	Price Range
	High	Low
Fiscal 2000
First Quarter ended January 31	$48.00	$35.50
Second Quarter ended April 30	41.19	31.63
Third Quarter ended July 31	37.00	29.63
Fourth Quarter ended October 31	40.38	29.81
Fiscal 2001
First Quarter ended January 31	35.50	18.25
Second Quarter ended April 30	30.69	21.78
Third Quarter ended July 31	34.00	25.81
Fourth Quarter ended October 31	37.05	24.40
Fiscal 2002
First Quarter ended January 31	40.75	30.97
Second Quarter ended April 30	47.38	36.90

        For a recent sales price of the common stock on the NYSE, see the cover page of this prospectus. At January 31, 2002, Navistar's common stock was held by approximately 31,400 holders of record.

        Navistar has not paid cash dividends on its common stock since 1980. At present, Navistar does not expect to pay cash dividends on its common stock in the foreseeable future. Any future determination to pay cash dividends will be made by the board of directors in light of Navistar's earnings, financial position, capital requirements and such other factors as the board of directors deems relevant at such time. The indentures under which Navistar issues its $100 million 7% Senior Notes, the $250 million 8% Senior Subordinated Notes and the $400 million 9 3/8% Senior Notes contain restrictions on Navistar's ability to pay cash dividends on its common stock.

CAPITALIZATION

Navistar International Corporation

        The following table sets forth as of January 31, 2002 Navistar's cash, cash equivalents and marketable securities and consolidated capitalization on an as adjusted basis to give effect to the issuance of the notes. This table should be read in conjunction with Navistar's consolidated financial statements and notes thereto, incorporated by reference in this prospectus, and assumes that no notes have been exchanged for Navistar common stock.

As of January 31, 2002
(in millions of dollars)
Cash, cash equivalents and marketable securities(1)	$1,121

Total debt (including current portion):
Manufacturing operations:
Capitalized leases and other obligations	$200
9.375% senior notes due 2006	400
7.0% senior notes due 2003	100
8.0% senior subordinated notes due 2008	250

Total manufacturing operations debt	950

Financial services operations(2)	1,933

Total debt	2,883

Shareowners' equity:
Series D convertible junior preference stock (liquidation preference $4)	4
Common stock (110 authorized; 60 issued and outstanding)	2,139
Retained earnings (deficit)	(232)
Accumulated other comprehensive loss	(339)
Common stock held in Treasury, at cost	(494)

Total shareowners' equity	1,078

Total capitalization	$3,961

(1)
Includes cash and cash equivalents of Navistar Financial of $208 million.

(2)
Includes debt of Navistar Financial of $1,675 million. For a more detailed discussion, see "Capitalization—Navistar Financial Corporation" below.

Navistar Financial Corporation

        The following table sets forth as of January 31, 2002 Navistar Financial's cash and cash equivalents and consolidated capitalization on an as adjusted basis to give effect to the issuance of the notes. This table should be read in conjunction with Navistar Financial's consolidated financial statements and notes thereto incorporated by reference in this prospectus, and assumes that no notes have been exchanged for Navistar common stock.

As of January 31, 2002
(in millions of dollars)
Cash and cash equivalents(1)	$208

Senior debt:
Senior credit agreement	$499
Capital lease obligations	356
Revolving retail facility	500

Total senior debt	1,355

Subordinated debt:
9% Senior subordinated notes due 2002	100
Notes offered hereby(1)	220

Total subordinated debt	320

Total debt	1,675

Shareowner's equity	349

Total capitalization	$2,024

(1)
The cash and cash equivalents amount reflects the net estimated proceeds of the original issuance of the notes. In addition, the net estimated proceeds have been reduced by the fair market value of the Navistar common stock exchange option valued at $51 million that was recorded as a bond discount.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF NAVISTAR

        The following selected historical consolidated financial information for the five-year period ended October 31, 2001 has been derived from Navistar's audited consolidated financial statements and notes to the consolidated financial statements. The selected consolidated financial information for Navistar for the three months ended January 31, 2002 and 2001 was derived from the unaudited consolidated financial statements included in Navistar's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, which financial statements, in the opinion of management, reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such information. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. This information should be read in conjunction with the consolidated financial statements and notes to the financial statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition," included in Navistar's Annual Report on Form 10-K for the fiscal year ended October 31, 2001 and Navistar's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, each of which is incorporated by reference in this prospectus.

	Three Months Ended January 31,		Fiscal Year Ended October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars, except share data)
Selected Income Statement Data:
Sales and revenues:
Sales of manufactured products	$1,389	$1,433	$6,423	$8,119	$8,326	$7,629	$6,147
Finance and insurance revenue(1)	77	76	256	288	256	201	174
Other income	6	7	43	44	60	55	50

Total sales and revenues	1,472	1,516	6,722	8,451	8,642	7,885	6,371
Costs and expenses:
Costs of products and services sold	1,256	1,285	5,600	6,774	6,862	6,498	5,292
Cost of products sold related to restructuring(2)	—	—	11	20	—	—	—

Total cost of products and services sold	1,256	1,285	5,611	6,794	6,862	6,498	5,292
Restructuring and loss on anticipated sale of business(2)	(1)	—	(10)	286	—	—	—
Postretirement benefits	58	46	171	146	216	174	215
Engineering and research expense	64	65	253	280	281	192	124
Sales, general and administrative expense	134	121	547	488	486	427	365
Interest expense	40	41	161	146	135	105	74
Other expense	11	14	36	87	71	79	59

Total costs and expenses	1,562	1,572	6,769	8,227	8,051	7,475	6,129
Income (loss) before income taxes	(90)	(56)	(47)	224	591	410	242
Income tax (expense) benefit(3)	34	21	24	(65)	(47)	(111)	(92)

Net income (loss)	(56)	(35)	(23)	159	544	299	150
Less dividends on Series G preferred stock	—	—	—	—	—	11	29

Net income (loss) applicable to common stock	$(56)	$(35)	$(23)	$159	$544	$288	$121

Earnings (loss) per share:
Basic	$(.93)	$(.58)	$(.39)	$2.62	$8.34	$4.16	$1.66
Diluted(4)	$(.93)	$(.58)	$(.39)	$2.58	$8.20	$4.11	$1.65
Average number of shares outstanding:
Basic	59.8	59.5	59.5	60.7	65.2	69.1	73.1
Diluted	59.8	59.5	59.5	61.5	66.4	70.0	73.6

Table continued on following page.

	As of January 31,		As of October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars)
Selected Balance Sheet Data:
Total assets(5)	$6,572	$6,638	$7,067	$6,851	$6,847	$6,104	$5,425

Debt:
Manufacturing operations	$950	$645	$966	$572	$476	$450	$92
Financial services operations	1,713	1,881	1,914	2,058	1,791	1,672	1,224

Total debt	$2,663	$2,526	$2,880	$2,630	$2,267	$2,122	$1,316

Total shareowners' equity	$1,078	$1,280	$1,127	$1,314	$1,291	$769	$1,020

	Three Months Ended January 31,		Fiscal Year Ended October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars, except share data)
Selected Other Financial Data:
EBITDA(6)	$4	$38	$332	$875	$900	$674	$436
Capital expenditures	70	64	326	553	427	302	169
Depreciation and amortization	55	53	217	199	174	159	120
Interest expense (net of capitalized interest)(7)	40	41	161	146	135	105	74
Selected Operating Data:
Number of employees:
Worldwide	16,400	17,100	16,700	17,000	18,600	17,600	16,200
United States	13,400	14,100	13,600	14,600	15,000	14,500	13,600
United States and Canadian retail deliveries of trucks and school buses	16,100	19,800	82,400	118,200	119,300	113,900	99,500
United States and Canadian market share(8)	26.3%	24.9%	26.3%	26.9%	25.6%	29.1%	28.3%
Unit shipments:
Trucks and school buses	16,700	19,800	89,600	124,900	129,000	127,500	104,400
OEM engines	78,000	73,500	324,900	304,400	286,500	213,700	184,000

(1)
Includes revenues of Navistar Financial as well as Navistar's other financial service subsidiaries.

(2)
In fiscal 2000, Navistar recorded a pretax restructuring charge of $306 million as part of an overall plan to restructure its manufacturing and corporate operations. Of the pretax restructuring charge of $306 million, $157 million represents cash charges, of which $8 million was paid in fiscal 2000, $59 million was paid in fiscal 2001, and $4 million was paid in the first quarter of 2002 and a majority of the remaining $86 million is expected to be paid in the next two years. For more information regarding this restructuring charge, see "Management's Discussion and Analysis of Results of Operations and Financial Condition," Note 11 to our 2001 consolidated financial statements and Note I to our first quarter 2002 consolidated financial statements, incorporated by reference in this prospectus.

(3)
In fiscal years 1999 and 1998, Navistar benefitted from reductions to its deferred tax asset valuation allowance of $178 million and $45 million, respectively.

(4)
Diluted earnings per share excluding the restructuring charge and tax valuation allowance adjustments for the fiscal years 2001 to 1997 were $(.38), $5.67, $5.52, $3.47 and $1.65, respectively.

(5)
Due to the sale of Harco National Insurance Company, or Harco, Navistar Financial's wholly-owned insurance subsidiary, on November 30, 2001, total assets for all periods presented reflects the reclassification of Harco's net assets and liabilities to other current assets. For more information regarding this reclassification, see Note 11 to our 2001 annual consolidated financial statements incorporated by reference in this prospectus.

(6)
EBITDA represents consolidated income before interest expense, taxes on income, depreciation and amortization expense and restructuring charges of $(1) million as of January 31, 2002, and $1 million and $306 million in fiscal 2001 and fiscal 2000, respectively. We believe EBITDA provides additional information for measuring our ability to generate funds for liquidity and capital requirements. This information is presented as a supplement to the other data provided because it provides information which we believe is useful for additional analysis. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other consolidated operations or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Further, EBITDA, as we calculate it, may not be comparable to calculations of similarly-titled measures by other companies.

(7)
Capitalized interest for first quarter 2002 and 2001, and for fiscal 2001, 2000, 1999, 1998 and 1997 was $4 million, $11 million, $42 million, $31 million, $15 million, $12 million and $2 million, respectively.

(8)
Based on retail deliveries of medium trucks (Classes 5, 6 and 7), including school buses, and heavy trucks (Class 8) in the United States and Canada by Navistar and its dealers, compared to the industry total in the United States and Canada of retail deliveries.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF NAVISTAR FINANCIAL

        The following selected historical consolidated financial data of Navistar Financial for the five-year period ended October 31, 2001 has been derived from Navistar Financial's audited consolidated financial statements and notes to the consolidated financial statements. The selected historical consolidated financial information for Navistar Financial for the three months ended January 31, 2002 and 2001 was derived from the unaudited consolidated financial statements and notes thereto contained in Navistar Financial's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, which financial statements, in management's opinion, reflect all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of such information. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. This information should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Navistar Financial's Annual Report on Form 10-K for the fiscal year ended October 31, 2001 and Navistar Financial's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2002, each of which is incorporated by reference into this prospectus.

	Three Months Ended January 31,		Fiscal Year Ended October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars)
Selected Income Statement Data:
Revenues:
Retail notes	$29	$21	$81	$79	$85	$79	$70
Lease financing	22	26	99	94	76	57	36
Wholesale notes	7	13	46	64	63	43	36
Accounts	5	9	28	43	36	33	31
Servicing fee income	6	8	27	27	22	22	20
Marketable securities	3	8	23	1	—	—	—

Total	72	85	304	308	282	234	193

Expenses:
Cost of borrowing:
Interest expense	15	30	93	104	89	81	66
Other	2	2	9	6	6	7	7

Total	17	32	102	110	95	88	73

Credit, collection and administrative	10	11	41	39	41	36	31
Provision for losses on receivables	4	6	28	12	6	1	2
Depreciation expense and other	14	15	61	55	44	30	18

Total	45	64	232	216	186	155	124

Income before taxes	27	21	72	92	96	79	69
Taxes on income	10	8	26	36	37	30	27

Income from continuing operations	17	13	46	56	59	49	42

Gain (loss) on disposal of discontinued operations(1)	1	—	8	(11)	—	—	—
Income from discontinued operations(1)	—	—	—	1	3	4	4

Income (loss) from discontinued operations	1	—	8	(10)	3	4	4

Net income	18	13	54	46	62	53	46
Dividends paid	—	—	(26)	(23)	(60)	(57)	(40)

Net income (loss) retained	$18	$13	$28	$23	$2	$(4)	$6

Table continued on following page.

	As of January 31,		As of October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars)
Selected Balance Sheet Data:
Cash and cash equivalents	$45	$82	$22	$42	$39	$14	$11
Finance receivables:
Retail notes	367	324	634	1,051	852	775	607
Lease financing	213	223	212	224	188	141	99
Wholesale notes	36	58	32	82	529	225	46
Accounts	133	217	215	322	507	383	471

Total	749	822	1,093	1,679	2,076	1,524	1,223
Allowance for losses	(14)	(9)	(13)	(13)	(13)	(13)	(12)

Finance receivables, net	735	813	1,080	1,666	2,063	1,511	1,211
Other assets(2)	1,223	1,191	1,009	811	668	601	494

Total assets	$2,003	$2,086	$2,111	$2,519	$2,770	$2,126	$1,716

Senior debt	$1,355	$1,572	$1,553	$1,774	$1,576	$1,429	$889
Subordinated debt	100	100	100	100	100	182	194
Other liabilities(3)	199	97	127	341	814	233	345
Shareowner's equity	349	317	331	304	280	282	288

Total liabilities and shareowner's equity	$2,003	$2,086	$2,111	$2,519	$2,770	$2,126	$1,716

	Three Months Ended January 31,				Fiscal Year Ended October 31,
	2002		2001		2001		2000		1999		1998		1997
Selected Other Data:
Ratio of earnings to fixed charges(4)	2.8	x	1.7	x	1.7	x	1.9	x	2.0	x	1.9	x	2.0	x
Ratio of debt to equity(3)	4.2		5.3		5.0		6.2		6.1		5.8		4.3
Ratio of senior debt to capital funds(3)(5)	3.0		3.8		3.6		4.4		4.2		3.1		2.1
Net losses as a percentage of average gross balance of all outstanding receivables(6)	0.40%		0.42%		0.50%		0.30%		0.12%		0.00%		0.06%

Table continued on following page.

	As of January 31,		As of October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars)
Selected Portfolio Analysis:(7)
Serviced retail notes	$2,612	$3,064	$2,791	$3,129	$2,864	$2,517	$2,302
Serviced lease financing	249	261	247	264	219	166	119
Serviced wholesale notes	750	991	817	1,114	1,226	1,040	691
Marketable securities sold to wholesale trust	225	91	154	—	—	—	—
Accounts	333	402	415	402	507	383	471

Total serviced receivables	4,169	4,809	4,424	4,909	4,816	4,106	3,583
Less:
Sold retail notes	(2,042)	(2,692)	(2,065)	(1,910)	(1,889)	(1,619)	(1,591)
Sold wholesale notes	(812)	(887)	(812)	(887)	(600)	(700)	(545)
Subordinated interest	(127)	(137)	(127)	(145)	(97)	(115)	(100)
Sold accounts	(200)	(185)	(200)	(80)	—	—	—
Unearned finance charges	(239)	(86)	(127)	(208)	(154)	(148)	(124)

Total finance receivables	$749	$822	$1,093	$1,679	$2,076	$1,524	$1,223

(1)
On November 30, 2000, Navistar Financial's board of directors approved management's plan for the sale of Harco. On November 30, 2001, Navistar Financial completed the sale of all of the stock of Harco to IAT Reinsurance Syndicate Ltd., a Bermuda reinsurance company. Cash proceeds of $63.3 million were received from the sale. The Harco insurance segment is accounted for as a discontinued operation, and accordingly, amounts in the consolidated financial statements and notes thereto for all periods shown have been restated to reflect discontinued operations accounting.

(2)
Includes restricted marketable securities as of January 31, 2002 and 2001, and October 31, 2001 and 2000 of $456 million, $395 million, $214 million and $85 million, respectively. In the event that retail note and lease balances pledged to the revolving retail facility fall below $500 million, Navistar Financial is required to invest in marketable securities, which are restricted and mature in three months or less.

(3)
Includes short-term debt as of October 31, 1999, 1998 and 1997 of $35 million, $22 million and $141 million.

(4)
The ratio of earnings to fixed charges is determined by dividing pretax income from continuing operations, adjusted for the cumulative effect of changes in accounting policy, interest expense, debt expense amortization and the portion of rental expense (25%) deemed representative of the interest factor by the sum of interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor.

(5)
Capital funds represent the sum of subordinated debt and shareowner's equity.

(6)
January 31 amounts have been annualized.

(7)
Unless otherwise indicated, information is presented on the basis of gross balances, which for retail notes include unearned finance charges. Information presented regarding serviced receivables includes receivables owned by Navistar Financial and receivables which Navistar Financial has sold but continues to service.

STATISTICAL DATA OF NAVISTAR FINANCIAL

Gross Finance Receivables Acquired

        The following table shows the volume of gross balance of finance receivables acquired by Navistar Financial during each of the periods indicated:

	Three Months Ended January 31,		Fiscal Year Ended October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars)
Wholesale notes	$584	$637	$2,804	$4,119	$4,189	$3,813	$2,773
Retail notes and leases:
New	236	286	963	1,561	1,520	1,358	976
Used	50	48	228	269	286	309	270

Total	$870	$971	$3,995	$5,949	$5,995	$5,480	$4,019

Credit Loss Experience

        The following table provides information about Navistar Financial's loss experience (on both a gross and net basis) during each of the periods indicated for its serviced portfolio, which includes finance receivables that have been sold:

	Three Months Ended January 31,		Fiscal Year Ended October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars, except ratios)
Net losses (recoveries):
Retail notes and leases	$4.2	$5.1	$23.4	$12.2	$5.5	$0.2	$2.2
Wholesale notes	0.1	0.3	0.6	—	(0.2)	(0.3)	(0.2)
Accounts	—	—	—	(0.1)	0.1	—	—

Total	$4.3	$5.4	$24.0	$12.1	$5.4	$(0.1)	$2.0

Net losses (recoveries) as a percentage of liquidations minus net losses:
Retail notes and leases	1.05%	1.29%	1.52%	0.82%	0.41%	0.02%	0.18%
Wholesale notes	0.02	0.03	0.02	—	—	(0.01)	(0.01)
Total	0.41	0.46	0.52	0.21	0.10	—	0.05
Net losses (recoveries) as a percentage of average gross balance of all outstanding receivables:(1)
Retail notes and leases	0.52%	0.56%	0.68%	0.36%	0.18%	0.01%	0.09%
Wholesale notes	0.05	0.10	0.06	—	(0.02)	(0.04)	(0.02)
Accounts	—	—	—	(0.02)	0.02	—	—
Total	0.40	0.42	0.50	0.30	0.12	—	0.06

(1)
January 31 amounts have been annualized.

Delinquencies, Repossessions and Net Losses

        Set forth below is selected information concerning Navistar Financial's and International's, as applicable, experience in the United States pertaining to delinquencies, repossessions and net losses on all Retail Notes and Leases owned or serviced by Navistar Financial. Although Navistar Financial believes retail delinquencies, repossessions and net losses are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled, Navistar Financial does not track such data and is unable to ascertain the specific causes of such fluctuations. The performance of Navistar Financial's serviced portfolio declined during the fiscal year ended October 31, 2001. The delinquency, repossession and loss percentages for this period exceed the levels for any of the other fiscal year periods shown below. Delinquencies, repossessions and net losses for the fiscal quarter ended January 31, 2002 continue to exceed levels for the fiscal years 1997 through 2000, but have improved in comparison to the fiscal quarter ended January 31, 2001. Navistar Financial believes that the significant increase in delinquencies beginning in 2000 is due to lower operating margins realized by trucking companies, resulting from a number of factors, including higher fuel cost and insurance costs, as well as reductions in overall freight shipments. If these factors continue, they may further impact the financial strength of the obligors. Since fiscal 2000, net losses have been significantly higher than for other periods shown. Navistar Financial attributes this increase principally to higher repossession frequency and to industry-wide lower resale values for used trucks. As a result of the bankruptcy of one of Navistar Financial's largest obligors, a combined charge of $10.9 million was taken in 1996 by Navistar Financial and International, $3.8 million of which was reversed in 1998 by Navistar Financial. There can be no assurance that future delinquency, repossession and net loss experience of Navistar Financial and International, as applicable, will be comparable to that set forth below. Due to rounding, the amounts shown for Navistar Financial and International separately in this table may not add to the amount shown for Navistar Financial and International combined.

        The following table provides an analysis of the delinquencies and losses with respect to serviced retail notes and leases during each of the periods indicated:

	Three Months Ended January 31,		Fiscal Year Ended October 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions of dollars, except percentages)
New and used vehicle contracts:
Gross balance of retail notes and leases outstanding at end of period	$3,134	$3,568	$3,251	$3,620	$3,311	$2,865	$2,525
Gross balance of retail notes and leases with payments past due by over 60 days as a percentage of gross balance outstanding at end of period	1.56%	1.82%	1.16%	1.39%	0.56%	0.60%	0.68%
Average gross balance of retail notes and leases	$3,196	$3,595	$3,456	$3,417	$3,061	$2,671	$2,456
Net losses:
Navistar Financial	$4	$5	$23	$12	$6	$—	$2
International(1)	9	11	37	23	3	11	10

Combined	$13	$16	$60	$35	$9	$11	$12
Liquidations minus combined net losses(2)	$390	$383	$1,503	$1,470	$1,337	$1,295	$1,175
Net losses as a percentage of Liquidations minus combined net losses:
Navistar Financial	1.07%	1.32%	1.55%	0.83%	0.41%	0.02%	0.19%
International	2.30	2.75	2.48	1.53	0.26	0.83	0.87

Combined	3.37%	4.07%	4.03%	2.36%	0.67%	0.85%	1.06%
Net losses as a percentage of average gross balance(3):
Navistar Financial	0.52%	0.56%	0.68%	0.36%	0.18%	0.01%	0.09%
International	1.12	1.17	1.07	0.66	0.11	0.40	0.41

Combined	1.64%	1.73%	1.75%	1.02%	0.29%	0.41%	0.50%
Repossessions as a percentage of average gross balance(3)	3.01%	4.01%	4.47%	2.80%	1.82%	2.26%	2.69%

(1)
Represents losses incurred by International on disposal of units acquired from Navistar Financial under certain repurchase arrangements. Certain of the financial arrangements between International and Navistar Financial are governed by the terms of a master intercompany agreement between Navistar Financial and International.

(2)
Combined net losses include both Navistar Financial and International net losses.

(3)
January 31 amounts have been annualized.

BUSINESS

        Navistar is a holding company whose principal operating subsidiary is International Truck and Engine Corporation, or International. Navistar Financial is a wholly-owned finance subsidiary of International. Navistar Financial has issued the 4.75% subordinated exchangeable notes due 2009. Holders of these notes may deliver the notes to Navistar, which will issue Navistar common stock to the holders in exchange for the notes. Navistar does not guarantee payment of principal or interest on the notes. The notes are not obligations of Navistar or any of Navistar's affiliates, other than Navistar Financial.

Navistar International Corporation

        We are a leading producer and marketer of medium trucks, school buses, heavy trucks, severe service vehicles and parts and services sold under the International® brand. Our truck products are sold to the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. We also are the leading producer of mid-range (160-300 horsepower) diesel engines. Our diesel engines are sold under the International® brand as well as produced for other original equipment manufacturers, or OEMs, principally Ford. Our diesel engines are used in our Class 5-7 medium trucks and school buses and selected Class 8 heavy truck models and sold to Ford and other OEMs for use in medium trucks, pick-up trucks, vans and SUVs and, to a lesser extent, for industrial, agricultural and marine applications. Our consolidated operations had revenues of $1.5 billion and EBITDA (as defined) of $4 million for the three months ended January 31, 2002, and revenues of $6.7 billion and EBITDA (as defined) of $332 million for fiscal 2001.

        Set forth below is certain information regarding our principal product lines:

Product Line Description	Fiscal 2001 Revenues	% of Fiscal 2001 Mfg. Revenues	Fiscal 2001 Retail Deliveries	Estimated Market Share(1)	Typical End-Use/User
	(in millions)
Medium Trucks (Class 5-7)	$1,582	25%	39,752	33%	Local and regional delivery/beverage, refrigeration, utilities, towing, municipalities and emergency rescue
School Buses	$865	13%	16,702	60%	School districts
Severe Service Vehicles	$438	7%	7,755	17%	Construction, waste management and other on-off highway applications
Heavy Trucks (Class 8)	$992	15%	18,172	15%	Long-haul, local and regional delivery/fleets and owner operators
Total Trucks	$3,877	60%	82,381	26%
Mid-Range Diesel Engines	$1,617	25%	NA	NA	Ford and other OEMs
Service Parts	$929	15%	NA	NA	All end-users listed in this table

(1)
Combined United States and Canadian markets for fiscal 2001.

        We market our truck products and service parts through the largest dealer network in the United States and Canada specializing in medium trucks and heavy trucks, which included 879 dealer locations as of January 31, 2002. In addition, we have a dealer network consisting of 71 locations in Mexico, 17 locations in Brazil and 70 locations in 58 other countries, each as of January 31, 2002. Service and customer support also are supplied at these locations. In the United States and Canada, we operate seven regional parts distribution centers that allow 24-hour availability and same-day shipment of the parts most frequently requested by dealers and customers. We also operate a parts distribution center in each of Mexico and Brazil.

Our Competitive Strengths

        We believe our key competitive strengths include the following:

  •
  Strong Market Positions.  We believe our strong market positions in the Class 5 through 8 truck and the mid-range diesel engine markets in the United States and Canada provide us with a significant competitive advantage. In fiscal 2001, our combined market share of the Class 5 through 8 truck market in the United States and Canada was approximately 26%. We are the leader in the medium truck (Class 5-7) and school bus chassis markets, with a market share of approximately 33% and 60%, respectively, in fiscal 2001. In addition, we are the leading supplier of mid-range diesel engines in the 160-300 horsepower range to the pick-up and van segment, the Class 5-7 truck segment and school bus segment with a diesel engine market share of approximately 63%, 40% and 55%, respectively, in calendar year 2001. We also believe that we are the largest supplier of service parts to the heavy and medium truck and bus aftermarket.

  •
  Newly Launched High Performance Truck.  In February 2001, we successfully launched our first two High Performance truck models. Our High Performance truck program is the product of several years of development and over $900 million of investment and development costs resulting in the most substantial transformation of our product line in the last 25 years. We believe that our High Performance trucks will offer our customers increased driver control, enhanced vehicle reliability, durability and fuel economy, better stability and handling, a smoother ride, an automotive quality finish and reduced cost of ownership. Based on our internal studies, we believe that our new High Performance truck will decrease an owner's annual downtime by approximately 50% and reduce an owner's annual maintenance costs by approximately 20% as compared to our previous model. In developing this new product line, we also made significant changes to simplify our manufacturing operations thereby reducing overall labor, materials handling and scheduling costs, improving scale in our truck business operations, reducing prices for purchased components and improving the quality of our products. We believe that our product innovations and improvements will provide us with significant opportunities to improve our market share.

  •
  Well-Positioned Mid-Range Diesel Engine Business.  Over the last ten fiscal years, our OEM diesel engine unit volume has grown at a compound annual growth rate of 16%. We believe that our mid-range diesel engine business enjoys several competitive advantages due to our technological leadership, strong relationship with Ford and environmental emissions leadership.

  •
  Leadership in Diesel Engine Technology.  We are a leader in the development of diesel engine technology having incurred an aggregate of $542 million in our last three fiscal years in investment and development costs in connection with our NGD engines. Each of our NGD engines (V-8 and V-6) will provide improvements over our existing V-8 diesel engine in terms of size, performance, fuel economy, sound quality, emissions, reliability and cost. We recently have developed electronic multiport fuel injection diesel valve technology that provides enhanced fuel efficiency with a quieter ride. Our advanced diesel engine technology enables our engines to have emissions, acceleration and performance characteristics which compare favorably to alternative fuel technologies while being economically less expensive to operate due to greater fuel efficiency.

  •
  Strong Relationship with Ford.  We are currently the exclusive supplier of V-8 diesel engines to Ford for use in its over 8,500 lbs. gross vehicle weight, or GVW, pick-up trucks, vans and Excursion SUVs for sale in the United States and Canada. We have been supplying diesel engines to Ford since 1982 and currently have agreements with Ford to supply our existing V-8 diesel engine through 2002 and, commencing in 2002, to supply a newly designed, advanced technology successor V-8 diesel engine through 2012. In fiscal 2000, we finalized an additional agreement with Ford for the future supply of a newly designed, advanced technology V-6 diesel engine primarily for use in applications under 8,500 lbs. GVW.

    •
    Environmental Emissions Leadership.  We are an industry leader in the development of new diesel technology that improves engine performance while meeting environmental emissions standards. For example, in 1996 we became the first diesel engine manufacturer to demonstrate that we could meet federal emission standards that are set to go into effect in 2004. In 1998, we were the only U.S. diesel engine manufacturer to receive 100% approval from the EPA for our 1999 model engines meeting EPA emission standards. In 2000, International supported the EPA's new rule that will limit the sulfur content in diesel fuel to 15 parts per million beginning in mid-2006 and significantly reduce emissions from heavy-duty diesel engines starting in 2007. Then, in 2001, we became the first company to deliver diesel-engine technology based on the new fuel standard (currently available in some locations in the U.S.) when both the EPA and the CARB certified an International® engine as meeting the 2007 standards for particulate and hydrocarbon emissions. This Green Diesel Technology™ is used in school buses which already have been purchased by school districts in California.

  •
  Large Installed Customer Base Serviced by Extensive Dealer Network.  As a result of our long operating history and strong market positions, we have a substantial installed customer base that provides us with significant recurring aftermarket revenues from the sale of truck and engine replacement parts. We estimate that there are currently over one million International® trucks in operation throughout the world. To service these customers and to attract new customers, we maintain the largest retail dealer network in North America specializing in medium and heavy trucks. In recent years, we have dedicated substantial resources to developing our comprehensive service parts program as it is vital to the maintenance of our relationships with our customers and dealers. We currently operate seven regional parts distribution centers in the United States and Canada, enabling us to offer 24-hour availability and same day shipment of the parts most frequently requested by our customers.

Our Business Strategy

        Over the past several years, we have developed, and are currently implementing, a comprehensive series of strategic initiatives designed to increase revenues and improve the operating performances of our truck and engine operations. The primary components of each of these strategies include the following:

Truck Strategy

  •
  Continue to Introduce Additional High Performance Truck Models.  We successfully introduced the first two models in our High Performance truck line in February 2001. Later in the year and in early 2002 we also launched the 7000 series for severe service and the 8000 series for regional haul. Overall, we plan to introduce by the end of 2004 a full line of High Performance medium trucks, school buses, severe service and conventional heavy trucks.

  •
  Reduce Costs and Improve Manufacturing Efficiency.  Our truck strategy includes our ongoing efforts to reduce costs and improve manufacturing efficiency. Our principal efforts include the following:

  •
  Continue to Focus Manufacturing Facilities.  We believe we can achieve additional improvements in manufacturing efficiency by continuing to focus each of our truck manufacturing facilities on producing a limited number of truck types. To date, we have made significant progress in our production realignment efforts and, when completed, our Springfield, Ohio facility will focus on medium truck and bus chassis production, our Conway, Arkansas and Tulsa, Oklahoma facilities will focus on bus manufacturing (body and chassis), our Chatham, Ontario facility will focus on heavy trucks and our Garland, Texas facility will focus on severe service heavy trucks. As part of this realignment, we have made substantial investments in state of the art production equipment, such as a computer-controlled cab assembly line at our Springfield, Ohio facility, which has substantially automated our new High Performance medium truck production process. We believe that our production realignment efforts and investment in new equipment will result in improved product quality, reduced model changeover times, improved employee utilization and lower overall labor costs through lower direct hours per unit.

    •
    Simplify Product Design.  We believe that we can increase our manufacturing and purchasing efficiency and improve product quality by reducing the complexity of our product offerings. Historically, we offered thousands of options and a separate chassis design for each truck model we manufactured, which led to significant manufacturing and purchasing inefficiencies. Over the last several years, we have introduced several new programs designed to rationalize the number of possible option combinations by developing pre-packaged option groups based upon the most popular preferences of our customers and to reduce the number of chassis used in the production of our trucks. Upon the full introduction of our High Performance truck models, we will have reduced the number of chassis used in the production of our heavy trucks and medium trucks from 9 to 2 and reduced power train combinations from over 800 to 34. This standardization of option and chassis groups combined with increased use of modular components throughout the assembly process is expected to lead to significant operating cost savings from increased manufacturing simplicity and improve pricing for purchased components. In addition, we believe that this will result in an overall improvement in product quality, reliability and value for our customers.

    •
    Continue to Increase Scale.  In September 2001, we formed a joint venture with Ford. The joint venture operates through two operating companies named Blue Diamond Truck, S. de R.L. de C.V., and Blue Diamond Parts, LLC. Initially, the joint venture will produce Class 6 and 7 medium commercial trucks at our plant in Escobedo, Mexico and manage medium-truck and diesel engine parts distribution to Ford dealers in North America. In subsequent years, Blue Diamond plans to expand the range of commercial trucks for both companies. In addition to broadening our relationship with Ford, we believe this joint venture gives us the opportunity to increase the speed of new product development and improve economies of scale in engineering, manufacturing and parts procurement.

Engine Strategy

  •
  Continue Diesel Engine Technology Leadership.  We believe that continued technological innovations will allow our diesel engines to be used in a broader range of applications and to increasingly be used instead of gas and natural gas engines due primarily to greater fuel efficiency. For example, the technological advancements of our next generation V-6 diesel engine will enable Ford to offer it in a larger number of models, including the popular F-150 pick-up, Ford Expedition and Lincoln Navigator, none of which are currently offered with a diesel engine in North America. The percentage of medium trucks (Class 5-7) and heavy-duty pick-up trucks (over 8,500 lbs. GVW) powered by diesel engines in North America have generally increased over time and currently are approximately 93% and 40%, respectively, as compared to approximately 50% and 10%, respectively, in 1983. We believe that this trend is the result of the increased reliability and fuel economy offered by diesel engines. We further believe that this trend will continue with respect to these truck categories and that our next generation V-6 diesel engine will provide us with a potentially larger opportunity with respect to light pick-up trucks and SUVs (less than 8,500 lbs. GVW).

  •
  Continue to Expand Ford Relationship.  Our relationship with Ford has grown over the last several years. For example, shipments to Ford of our 7.3L V-8 diesel engine have increased significantly from 149,000 units in fiscal 1995 to 277,300 units in fiscal 2001. We believe that there are a number of opportunities to further broaden our relationship with Ford. Our Blue Diamond joint venture with Ford will manage medium truck and diesel engine parts distribution to Ford dealers in North America and explore additional opportunities for advanced diesel truck engine products for global markets. In addition, as Ford's preferred global supplier of commercial truck diesel engines, we are exploring other opportunities for potential application of diesel engines in Ford's full range of truck products.

  •
  Expand Strategic Supplier Alliances.  Over the last five years, we have formed four strategic alliances with suppliers in an effort to improve product performance and reduce our manufacturing costs. For example, we have formed a strategic alliance with Siemens Automotive Performance Group to develop and manufacture technologically advanced NGD fuel injectors utilizing Navistar's electro-hydraulic system expertise and Siemens Automotive's fuel delivery technology and high volume manufacturing capability. We believe that there are additional opportunities to form similar strategic alliances in an effort to reduce our overall manufacturing costs, gain access to advanced technology and expand into new markets.

Business Environment

        We believe that over the long-term the demand for Class 5 through 8 trucks and diesel engines will continue to increase and that we are well-positioned to compete in these markets. Demand for Class 5 through 8 trucks, however, has historically been cyclical, being affected by such economic and other factors as industrial production, construction, demand for consumer durable goods, interest rates and the earnings and cash flow of dealers and customers. Truck sales in 2001 and early 2002 were hindered by a number of factors including the general economic slowdown, increased new and used truck inventories and higher insurance costs.

        The current demand for new trucks continues to reflect these adverse conditions. As a result, we currently project U.S. and Canadian heavy truck (Class 8) demand to be 144,000 units in 2002, down 12% from 2001. We project that Class 5-7 medium truck demand in these markets, excluding school buses, to be 112,500 units in 2002, 7% lower than 2001, and the demand for school buses to be 28,000 in 2002 consistent with 2001. We estimate that mid-range diesel engine shipments by us to other OEMs in 2002 will be 326,400 units, slightly higher than 2001.

        During late 2000, industry used truck inventory levels increased above historical levels thereby depressing prices on new and used trucks, particularly heavy truck sleepers. As compared to our competitors, heavy truck sleepers constitute a significantly smaller percentage of our overall truck business and, as a result, we believe that our used truck inventories are significantly lower than those of our competitors and contain a larger percentage of medium trucks, which have not suffered the same degree of pricing pressure as heavy truck sleepers.

Navistar Financial Corporation

        Navistar Financial is a commercial financing organization that is a wholly-owned subsidiary of International, which is itself a wholly-owned subsidiary of Navistar. Navistar Financial provides wholesale, retail and lease financing in the United States for sales of new and used trucks, truck chassis, buses and trailers, service parts and engines by International and retail and lease financings for sales of such products by International's dealers and their customers, which we refer to as "receivables." Sales of new products (including trailers) of other manufacturers are also financed regardless of whether designed or customarily sold for use with International's trucks. Navistar Financial provided wholesale financing for 96% of the new truck units sold by International to International dealers in the United States during each of fiscal 2001 and 2000. Navistar Financial also provided retail financing in fiscal 2001 for 15.4% of the new truck units sold by International and International dealers compared to approximately 22.8% and 16.9% for the three months ended January 31, 2002 and 2001, respectively.

Our Business Strategy

        Navistar Financial has built its strategy around sound proven credit standards combined with products and services that we believe our customers value. Fundamental to this strategy are four primary strategic themes:

  •
  Support the Sales of International® Brand Vehicles

  •
  Be the Preferred Supplier to International Dealers

  •
  Offer Competitive Comprehensive Financial Products

  •
  Create an Ease of Doing Business with Navistar Financial

        Support the Sales of International® Brand Vehicles:    We believe that the overall value of the International® brand is enhanced through the financial support of Navistar Financial. By focusing its resources on the wholesale and retail needs of the International customers and dealers and providing a consistent market presence throughout the business cycle, Navistar Financial is an important element of the International truck strategy.

        Be the Preferred Supplier to International Dealers:    Dealers value a finance source that is willing to work with them to understand the business environment, that is a dependable source of financing throughout the cycle, and that enhances their sales and profitability. Navistar Financial's field organization delivers this value and plans to continue to leverage its relationship with the International dealers.

        Offer Competitive Comprehensive Financial Products:    Dealers and customers value a financing source that can customize its services to meet the diverse needs of the transportation industry. Navistar Financial plans to continue to offer a wide range of financing products at competitive rates and terms.

        Create an Ease of Doing Business with Navistar Financial:    Navistar Financial is a financing source that understands the unique needs of truck dealers and customers and is capable of meeting those needs in a timely and efficient manner over the business cycle. We believe that simplifying the financing process and making it easy to do business with us, while maintaining our credit standards, will keep the International customers and dealers coming to Navistar Financial for business.

Current Business Environment

        Retail deliveries of Class 5 through 8 trucks, including school buses, in the U.S. in fiscal 2002 is forecasted to decrease approximately 9% from 2001. The competitive commercial financing market will continue to put pressure on Navistar Financial's retail and wholesale financing activity. Increased volatility in the capital markets is likely to put additional pressure on the funding rates available to

Navistar Financial in the asset-backed public market, commercial paper markets and other debt financing markets.

Business Outlook

        Navistar Financial's management believes that collections on the outstanding receivables portfolio plus cash available from Navistar Financial's various funding sources will permit it to meet the financing requirements of International's dealers and retail customers through 2002 and beyond.

DESCRIPTION OF NOTES

        Navistar Financial issued the notes under an indenture dated as of March 25, 2002 among Navistar Financial, Navistar and BNY Midwest Trust Company, as trustee. A copy of the indenture referred to below is available as set forth below under "—Additional Information." The following is a summary of certain provisions of the indenture and does not purport to be complete. Reference should be made to all provisions of the indenture, including the definitions of certain terms contained therein.

        As used in this "Description of Notes" section, references to "Navistar Financial" refer solely to Navistar Financial Corporation and not its subsidiaries and references to "Navistar" refer solely to Navistar International Corporation and not its subsidiaries.

General

        The notes:

  •
  are Navistar Financial's general unsecured obligations and are effectively subordinated to all of Navistar Financial's secured debt and all liabilities, including trade payables, of Navistar Financial's subsidiaries;

  •
  are subordinated in right of payment to all of Navistar Financial's existing and future senior debt;

  •
  are limited to $220,000,000 aggregate principal amount;

  •
  will mature on April 1, 2009; and

  •
  were issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form.

        The notes accrue interest at a rate of 4.75% per annum from March 25, 2002, or from the most recent interest payment date to which interest has been paid or duly provided for. Navistar Financial will pay accrued and unpaid interest semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. Navistar Financial will pay interest to the person in whose name a note is registered at the close of business on the March 15 or September 15 (which we refer to as the "record dates") immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note redeemed or repurchased in connection with a Fundamental Change on a repurchase date during the period from a record date to (but excluding) the next succeeding interest payment date, accrued interest will be payable (unless such note or portion is exchanged) to the holder of the note or portion of a note redeemed or repurchased. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months and the actual number of days elapsed in any partial month.

        Principal of and interest on the notes will be payable at the office or agency maintained for such purpose or, at Navistar Financial's option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by Navistar Financial, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

Exchange

        Subject to the conditions described below, holders may deliver their notes to Navistar, which will, in exchange for the notes, deliver shares of its common stock at an initial exchange price of $55.73 per share at any time following issuance of the notes, unless Navistar Financial has previously repurchased the notes or unless the notes have matured. A holder may exchange fewer than all of such holder's notes so long as the notes exchanged are an integral multiple of $1,000 principal amount. The right to exchange notes called for redemption will terminate at the close of business on the business day preceding the applicable redemption date.

        Upon exchange of any notes, Navistar may, at its election, either (1) hold notes tendered for exchange or (2) contribute the notes to Navistar Financial. If Navistar elects to contribute the notes to Navistar Financial, then Navistar Financial would retire such notes.

        Except as described below, interest accrued but unpaid on such notes will be forfeited upon exchange of any notes. If notes are exchanged after a record date for the payment of interest and prior to the next succeeding interest payment date, they must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so exchanged.

        The right of exchange attaching to any note may be exercised by the holder by delivering the note to Navistar at the specified office of an exchange agent, accompanied by a duly signed and completed notice of exchange, together with any funds that may be required. Such notice of exchange can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of exchange by delivering to the DTC the appropriate instruction form for exchange pursuant to DTC's exchange program. The exchange date will be the date on which the note, the duly signed and completed notice of exchange and any funds that may be required as described above shall have been so delivered. A holder delivering a note for exchange will be required to pay any tax or duty which may be payable in respect of the issuance or delivery of Navistar common stock on that exchange and in respect of any transfer involved in the issue or delivery of the Navistar common stock by Navistar in a name other than the holder of the note. Certificates representing shares of Navistar common stock will not be issued or delivered by Navistar unless all taxes and duties, if any, payable by the holder have been paid.

        Navistar is not required to deliver fractional shares of Navistar common stock upon exchange of notes and, in lieu of such fractional shares, Navistar will pay cash equal to the market price of Navistar common stock on the business day prior to the exchange date.

        The exchange price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

  (1)
  the issuance of Navistar common stock as a dividend or distribution on such common stock;

  (2)
  certain subdivisions and combinations of the Navistar common stock;

  (3)
  the issuance to all or substantially all holders of Navistar common stock of certain rights or warrants to purchase such common stock at a price per share less than the current market price (as defined in the indenture);

  (4)
  the dividend or other distribution to all holders of common stock of shares of Navistar capital stock (other than common stock) or evidences of its indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

  (5)
  dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) or cash distributed upon a merger, share exchange or consolidation to which the succeeding paragraph applies) to all holders of Navistar common stock to the extent such distributions, combined together with:

    •
    all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus

    •
    any cash and the fair market value of other consideration payable in respect of any tender offers by Navistar or any of its subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Navistar's market capitalization (being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date for such distribution; and

  (6)
  the purchase of common stock pursuant to a tender offer made by Navistar or any of its subsidiaries to the extent that the aggregate consideration, together with:

    •
    any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus

    •
    the aggregate amount of any such all-cash distributions referred to in clause (5) above to all holders of Navistar common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of Navistar's market capitalization on the expiration of such tender offer.

        Navistar may, instead of making any required adjustment in the exchange price under clause (4) or (5), make proper provision so that each holder of notes who exchanges a note shall be entitled to receive upon exchange, in addition to the shares of Navistar common stock, the amount and kind of distributions that the holder would have been entitled to receive if the holder had exchanged the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (5), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

        In the case of:

  •
  any reclassification or change of Navistar's common stock; or

  •
  a consolidation, merger, share exchange or combination involving Navistar or a sale or conveyance to another person of Navistar's property and assets as an entirety or substantially as an entirety,

in each case as a result of which holders of Navistar's common stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for Navistar's common stock, the holders of the notes then outstanding will be entitled thereafter to exchange such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance, had such notes been exchanged into Navistar common stock immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance (assuming, in a case in which Navistar's shareholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a Fundamental Change requiring Navistar Financial to offer to repurchase the notes. See "—Fundamental Change Permits Holders to Require Navistar Financial to Repurchase Notes."

        In the event of a taxable distribution to holders of Navistar common stock, or other transaction, that results in any adjustment of the exchange price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of the common stock. See "Federal Income Tax Considerations."

        Navistar may, from time to time, to the extent permitted by law, reduce the exchange price of the notes by any amount for any period of at least 20 days, in which case Navistar shall give at least 15 days' notice of such decrease, if its board of directors has made a determination that such decrease would be in its best interests, which determination will be conclusive. Navistar may, at its option, make such reductions in the exchange price, in addition to those set forth above, as its board of directors deems advisable to avoid or diminish any income tax to holders of Navistar common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See "Federal Income Tax Considerations."

        No adjustment in the exchange price will be required unless such adjustment would require a change of at least 1% of the exchange price then in effect. However, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the exchange price will not be adjusted for the issuance of Navistar common stock or any securities convertible into or exchangeable for such common stock or carrying the right to purchase any of the foregoing.

Optional Redemption

        At any time on and after April 1, 2005, Navistar Financial may redeem some or all of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount), set forth below plus accrued and unpaid interest and liquidated damages, if any, on the notes redeemed, to (but excluding) the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Redemption Price
2005	102.036%
2006	101.357%
2007	100.679%
2008 and thereafter	100.000%

Fundamental Change Permits Holders to Require Navistar Financial to Repurchase Notes

        If a Fundamental Change (as defined below) occurs prior to the maturity of the notes, each holder has the right to require Navistar Financial to repurchase any or all of the holder's notes. The notes may be repurchased in multiples of $1,000 principal amount. The repurchase price will be equal to 100% of the principal amount of the notes plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

        A "Fundamental Change" occurs if:

  •
  the common stock of Navistar (or its successor under the indenture) is no longer traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market;

  •
  (a) Navistar consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary) and the holders of the common stock of Navistar immediately prior to the transaction receive for their common stock shares of the resulting or surviving entity (or its parent) which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction or (b) Navistar Financial consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary of Navistar);

  •
  (a) any person (other than a direct or indirect wholly-owned subsidiary) consolidates with or merges into Navistar and the holders of the common stock of Navistar immediately prior to the transaction beneficially own shares of the resulting or surviving entity which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction or (b) any person (other than a direct or indirect wholly-owned subsidiary of Navistar) consolidates with or merges into Navistar Financial and Navistar Financial ceases to be a direct or indirect wholly-owned subsidiary of Navistar (or its successor under the indenture);

  •
  (a) Navistar, or Navistar together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person or group in one or a series of transactions other than (1) to one or more of its direct or indirect wholly-owned subsidiaries, (2) in a Permitted Joint Venture or (3) a transaction in which the holders of the common stock of Navistar immediately prior to the transaction receive for their common stock shares of the transferee or lessee (or its parent) which in the aggregate represent a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the transferee or lessee (or its parent) immediately after the transaction or (b) Navistar Financial, or Navistar Financial together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person (other than (1) to one or more of its direct or indirect wholly-owned subsidiaries or (2) receivables and related assets and interests therein in connection with a Qualified Securitization Transaction);

  •
  any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act) other than (1) Navistar or one or more of its direct or indirect wholly-owned subsidiaries or (2) employee or retirement benefit plans or trusts sponsored or established by Navistar or its subsidiaries is or becomes after the issue date of the notes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding voting stock that is normally entitled to vote in the election of directors of Navistar or Navistar Financial;

  •
  so long as Navistar or Navistar Financial is bound to the terms of the indenture, it adopts a plan relating to its liquidation or dissolution; or

  •
  the outstanding common stock of Navistar is reclassified into, exchanged for or converted into the right to receive any other property or security;

provided, however, that (a) none of these circumstances with respect to Navistar will be a Fundamental Change if at least 90% of the aggregate fair market value (as determined by Navistar's board of directors) of the property and securities received or retained by holders of Navistar's common stock in respect of such common stock in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the successor person (or its parent) that are, or upon issuance will be, traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market and (b) none of these circumstances with respect to Navistar Financial will be a Fundamental Change so long as there is no Ratings Decline (as defined below).

        "Ratings Decline" means that at any time within 30 days (which period will be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the rating agencies named below) after the date of public notice of the Fundamental Change, or of the intention of Navistar Financial or of any person to effect a Fundamental Change, the rating of the notes is decreased by either of Standard & Poor's Rating Services or Moody's Investors Service, Inc. and as a result of such decrease is less than BB-/Ba2.

        "Permitted Joint Venture" means any person which is, directly or indirectly, through its subsidiaries or otherwise, engaged principally in any business in which Navistar or its subsidiaries is engaged, or a reasonably related business, and the capital stock or other equity interests of which is owned directly or indirectly by Navistar and one or more persons other than Navistar and its affiliates.

        "Qualified Securitization Transaction" means any transaction or series of transactions that have been or may be entered into by Navistar Financial or any of its subsidiaries in connection with or reasonably related to a transaction or series of transactions in which Navistar Financial or any of its subsidiaries may sell, convey or otherwise transfer to (1) a Securitization Subsidiary or (2) any other person, or may grant a security interest in, any receivables and related assets or interests therein secured by the goods or services financed thereby (whether such receivables and related assets are then existing or arising in the future) of Navistar Financial or any of its subsidiaries, and any assets reasonably related thereto including, without limitation, all security interests in goods or services financed thereby, the proceeds of such receivables, and other assets which are customarily sold or in respect of which security interests are customarily granted in connection with securitization transactions involving such assets.

        "Securitization Subsidiary" means a wholly-owned subsidiary of Navistar Financial which engages in no activities other than those reasonably related to or in connection with the entering into of securitization transactions and which is designated by the Board of Directors of Navistar Financial (as provided below) as a Securitization Subsidiary (a) no portion of the indebtedness or any other obligations (contingent or otherwise) of which (1) is guaranteed by Navistar Financial or any other subsidiary of Navistar Financial other than pursuant to Standard Securitization Undertakings, (2) is recourse to or obligates Navistar Financial or any other subsidiary of Navistar Financial in any way other than pursuant to Standard Securitization Undertakings or (3) subjects any property or asset of Navistar Financial or any other subsidiary of Navistar Financial, directly or indirectly, contingently or otherwise, to any lien or to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither Navistar Financial nor any other subsidiary of Navistar Financial (1) provides any credit support (for the avoidance of doubt, no loan agreement between Navistar Financial and its subsidiaries shall be deemed to constitute "credit support") or (2) has any contract, agreement, arrangement or understanding other than on terms that are fair and reasonable and that are no less favorable to Navistar Financial or such subsidiary than could be obtained from an unrelated person (other than Standard Securitization Undertakings and intercompany notes relating to the sale of receivables and related assets to such Securitization Subsidiary) and (c) with which neither Navistar Financial nor any subsidiary of Navistar Financial has any obligation to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the board of directors of Navistar Financial shall be evidenced by resolutions of the board of directors of Navistar Financial giving effect to such designation.

        "Standard Securitization Undertakings" means customary representations, warranties and covenants (including those relating to servicing) and entered into in the ordinary course of business in connection with a Qualified Securitization Transaction.

        On or before the 30th day after the occurrence of a Fundamental Change, Navistar Financial will deliver to the trustee, and the trustee shall mail such notice to all holders of record of the notes (and to beneficial owners as required by law), a notice of the occurrence of the Fundamental Change and of the resulting repurchase right. The notice will state among other things:

  •
  a brief description of the events causing the Fundamental Change;

  •
  the repurchase price and date; and

  •
  the procedures that holders must follow to require Navistar Financial to repurchase their notes.

        To exercise the repurchase right, holders of notes must deliver, on or before the 60th day after the date of our notice of a Fundamental Change, a repurchase notice electing to require Navistar Financial to repurchase notes which shall state:

  •
  the certificate numbers of the holder's notes to be delivered for repurchase; and

  •
  the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000.

        Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date.

        The notice of withdrawal shall state:

  •
  the principal amount being withdrawn;

  •
  the certificate numbers of the notes being withdrawn; and

  •
  the principal amount of the notes that remains subject to the repurchase notice, if any.

        In connection with the repurchase of the notes in the event of a Fundamental Change, Navistar Financial will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act which may then be applicable.

        Payment of the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. Payment of the repurchase price for the notes will be made promptly following the later of the repurchase date or the time of book-entry transfer or physical delivery of the notes.

        If the paying agent holds money sufficient to pay the repurchase price of a note on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not book-entry transfer is made or the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate other than the right to receive the purchase price upon delivery of the note.

        The repurchase rights of the holders of notes could discourage a potential acquiror of Navistar. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of Navistar by any means or part of a plan by management to adopt a series of anti-takeover provisions.

        The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect the financial condition of either Navistar or Navistar Financial. In addition, the requirement that Navistar Financial offer to repurchase the notes upon a Fundamental Change may not protect noteholders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Navistar or Navistar Financial.

        Navistar Financial's ability to repurchase notes may be limited by the terms of its then existing indebtedness or financial agreements.

        No notes may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "—Events of Default and Remedies" below. However, notes may be repurchased if the event of default is in the payment of the Fundamental Change repurchase price with respect to the notes.

Merger and Consolidation

        The indenture provides that neither Navistar nor Navistar Financial shall, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not it is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another corporation, person or entity as an entirety or substantially as an entirety (other than to one or more direct or indirect wholly-owned subsidiaries or, in the case of Navistar, in a Permitted Joint Venture, or, in the case of Navistar Financial, other than receivables and related assets or interests therein in connection with a Qualified Securitization Transaction) unless:

  •
  either (1) it shall be the surviving or continuing corporation of that merger, consolidation or share exchange or (2) if it shall not be the surviving or continuing corporation, the entity or person formed by or surviving any such consolidation, merger or share exchange (or its parent) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (or its parent) (a) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (b) assumes the obligations of the predecessor under the notes, if any, and the indenture and the performance of each of the predecessor's covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

  •
  immediately after such transaction no default or event of default exists; and

  •
  it or such successor person shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of an entity's subsidiaries, the capital stock of which constitutes all or substantially all of the properties and assets of that entity, will be deemed to be the transfer of all or substantially all of that entity's properties and assets.

        Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which the predecessor is merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for the predecessor, and may exercise the predecessor's right and power, under the indenture with the same effect as if the successor had been named as the predecessor in the indenture, and thereafter the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Assumption of Notes by Navistar

        Navistar may at its option assume the obligations of Navistar Financial under the notes and the indenture provided that:

  •
  no Ratings Decline will result;

  •
  no event of default under the indenture shall have occurred and be continuing or shall result from the assumption;

  •
  Navistar assumes the obligations of Navistar Financial under the notes and the indenture and the performance of each of Navistar Financial's covenants under the notes and the indenture

    (except as provided below) pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee; and

  •
  Navistar shall have delivered to the trustee an officer's certificate and an opinion of counsel, each stating that such transaction and the supplemental transaction comply with the indenture and all conditions precedent in the indenture relating to such transaction have been satisfied.

Upon the assumption, the notes will be general unsecured obligations of Navistar and will be subordinated in right of payment to all of Navistar's existing and future senior indebtedness, and Navistar will succeed to, and be substituted for Navistar Financial, and may exercise Navistar Financial's right and power, under the indenture with the same effect as if Navistar had been named as Navistar Financial in the indenture and all references in the indenture to Navistar Financial shall be to Navistar, except that (1) clause (b) of each of the second, third and fourth bullet points of the definition of Fundamental Change shall not apply to Navistar as successor and (2) Navistar, as successor, shall be permitted to effect a Permitted Joint Venture notwithstanding the prohibition on Navistar Financial from selling, assigning, transferring, leasing, conveying or otherwise disposing of all or substantially all of its assets, and thereafter, Navistar Financial will be relieved of all further obligations and covenants under the notes and the indenture.

Subordination

        The notes are subordinate in right of payment to all of Navistar Financial's existing and future senior indebtedness. The indenture does not restrict the amount of senior indebtedness or other debt that Navistar Financial or its subsidiaries can incur. As of January 31, 2002, the notes would have been subordinated to $599 million of Navistar Financial's senior indebtedness. In addition, the notes are effectively subordinated to all of Navistar Financial's secured indebtedness and all liabilities, including trade payables, of Navistar Financial's subsidiaries. See "Capitalization—Navistar Financial Corporation" and the notes accompanying the financial statements for Navistar Financial incorporated by reference into this prospectus for information regarding these liabilities. See "Risk Factors—Your Right to Receive Payments on These Notes is Junior to Navistar Financial's Existing Senior and Secured Indebtedness, the Debt of its Subsidiaries and Possibly All of Navistar Financial's Future Borrowings."

        The payment of the principal of, interest on or any other amounts due on the notes is subordinated in right of payment to the prior payment in full of all of Navistar Financial's existing and future senior indebtedness. No payment may be made on account of principal of, interest on or any other amounts due on the notes, except in Permitted Junior Securities, if:

  •
  a payment default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period, or Payment Default; or

  •
  any default, other than a Payment Default, occurs and is continuing on senior indebtedness that permits holders of the senior indebtedness to accelerate its maturity and the trustee for the notes receives a notice of such default, or Payment Blockage Notice, from Navistar Financial or any other persons permitted to give such notice under the indenture.

        Navistar Financial may resume payments and distributions on the notes:

  •
  in the case of a Payment Default, upon the date on which such default is cured or waived; and

  •
  in case of a nonpayment default, the earliest of (1) the date on which such nonpayment default is cured or waived, (2) the date the applicable Payment Blockage Notice is rescinded or (3) 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any senior indebtedness has been accelerated.

        Notwithstanding the foregoing, no new Payment Blockage Notice with respect to the same event of default or any other events of default existing or continuing at the time of a Payment Blockage Notice on the same issue of senior indebtedness may be given and no new payment blockage period may be commenced by the holders of such senior indebtedness unless 365 consecutive days have elapsed since the initial effectiveness of the immediately preceding Payment Blockage Notice.

        The holders of Navistar Financial senior indebtedness are entitled to receive payment in full of all existing and future senior indebtedness due (including interest after the commencement of any such proceeding at the rate specified in the applicable senior indebtedness instrument) before the holders of notes are entitled to receive any payment with respect to the notes in the event of any distribution to creditors of Navistar Financial:

  •
  in a liquidation or dissolution or other winding-up of Navistar Financial;

  •
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Navistar Financial or its property;

  •
  in an assignment for the benefit of creditors; or

  •
  in any marshalling of Navistar Financial's assets and liabilities.

        If the payment of the notes is accelerated because of an event of default, Navistar Financial or the trustee shall promptly notify the holders of senior indebtedness or the trustee(s) for the senior indebtedness of the acceleration.

        As a result of these subordination provisions, in the event of Navistar Financial's insolvency, holders of the notes may recover ratably less than the holders of Navistar Financial's senior indebtedness and general creditors.

        If the trustee or any holder of notes receives any payment or distribution of Navistar Financial's assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, in respect of the notes before all senior indebtedness is paid in full, then the payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness, and will be immediately paid over or delivered to the holders of senior indebtedness or their representative or representatives to the extent necessary to make payment in full of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision, to or for the holders of senior indebtedness.

        "Designated Senior Indebtedness" means:

  •
  senior indebtedness outstanding on the date of the indenture and, if there shall be a merger, consolidation or share exchange of Navistar Financial or a successor shall assume the obligation of Navistar Financial under the indenture, the date of such merger, consolidation, share exchange or assumption of the surviving entity; and

  •
  Navistar Financial's obligations under any particular senior indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which Navistar Financial is a party, expressly provides that such indebtedness shall be Designated Senior Indebtedness for purposes of the indenture.

        "Permitted Junior Securities" means:

  •
  shares of stock of any class of Navistar Financial other than Disqualified Stock; or

  •
  securities of Navistar Financial other than Disqualified Stock that are subordinated in right of payment to all senior indebtedness that may be outstanding at the time of issuance or delivery of such securities to substantially the same extent as, or to a greater extent than, the notes are so subordinated pursuant to the terms of the indenture.

        "Disqualified Stock" means any capital stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the capital stock), or upon the happening of any event, matures or its mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the capital stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature.

Events of Default and Remedies

        Each of the following constitutes an event of default under the indenture:

  •
  Navistar Financial fails to pay the principal amount or Fundamental Change repurchase price with respect to any note when such amount becomes due and payable;

  •
  Navistar Financial fails to pay interest on the notes when due and such failure continues for 30 days;

  •
  Navistar or Navistar Financial fails to pay liquidated damages owing under the registration rights agreement to the original purchasers of the notes and such failure continues for 30 days;

  •
  Navistar Financial fails to provide the trustee with timely notice of a Fundamental Change;

  •
  Navistar Financial fails to comply with any of its other agreements in the notes or the indenture and such failure continues for 60 days after it receives a written notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding;

  •
  specified events of bankruptcy or insolvency affecting Navistar Financial occur; or

  •
  Navistar Financial or any of its subsidiaries fails to pay, at final maturity, indebtedness (other than indebtedness incurred in connection with a Qualified Securitization Transaction) in excess of $50 million principal amount, or acceleration resulting from an event of default of any indebtedness (other than indebtedness incurred in connection with a Qualified Securitization Transaction) of Navistar Financial or any of its subsidiaries in an aggregate principal amount in excess of $50 million.

        If an event of default (other than an event of default specified in the second to last bullet point above) occurs and is continuing, then and in every such case the trustee, by written notice to Navistar Financial, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to Navistar Financial and the trustee, may declare the unpaid principal of and accrued and unpaid interest on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in the second to last bullet point above occurs with respect to Navistar Financial, all unpaid principal of, and premium, if any, and accrued and unpaid interest on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of and interest on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of and interest on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

        The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, or interest on the notes (other than the non-payment of principal of and interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

        Navistar Financial is required to deliver to the trustee annually a statement regarding compliance with the indenture and Navistar Financial is required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Book-Entry; Delivery and Form

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        Upon the issuance of the global note at the original issuance of the notes, DTC credited, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts credited were designated by the initial purchasers of such beneficial interests. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

        So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. Navistar Financial understands that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

        Payments of the principal of, premium, if any, and interest on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

        Navistar Financial expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. Navistar Financial also expects that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither Navistar Financial, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

        Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

        Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

        Navistar Financial expects that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants. These notes in definitive form will be subject to certain restrictions on registration of transfers described under "Notice to Investors," and will bear the legend set forth thereunder.

        Although Navistar Financial expects that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Navistar Financial nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, Navistar Financial will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers described under "Notice to Investors," and will bear the legend set forth thereunder.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

        Without the consent of each holder affected, an amendment or waiver may not:

  •
  reduce the percentage of the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the principal of or change the fixed maturity of any note;

  •
  reduce the rate of or change the time for payment of interest on any notes;

  •
  waive a default or event of default in the payment of principal of or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

  •
  make any note payable in money other than that stated in the indenture and the notes;

  •
  make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest on the notes;

  •
  except as permitted by the indenture, increase the exchange price or modify the provisions of the indenture relating to exchange of the notes in a manner adverse to the holders; or

  •
  make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

        Notwithstanding the foregoing, without the consent of any holder of notes, Navistar, Navistar Financial and the trustee may amend or supplement the indenture or the notes to:

  •
  cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which they may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

  •
  provide for uncertificated notes in addition to or in place of certificated notes;

  •
  provide for the assumption of Navistar Financial's obligations to holders of notes in the circumstances required under the indenture as described under "—Merger and Consolidation;"

  •
  provide for exchange rights of holders of notes in certain events such as Navistar's consolidation or merger or the sale of all or substantially all of its assets;

  •
  reduce the exchange price;

  •
  evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

  •
  make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

  •
  comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Satisfaction and Discharge

        Other than the obligation to exchange the notes for Navistar common stock and to register transfers, Navistar and Navistar Financial may discharge their obligations under the indenture while notes remain outstanding if all outstanding notes will become due and payable at their scheduled maturity within one year and they have:

  •
  deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity; and

  •
  paid all other sums then payable by Navistar and Navistar Financial under the indenture.

Governing Law

        The indenture will provide that the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note for which a holder has delivered a Fundamental Change repurchase notice.

        The registered holder of a note will be treated as the owner of it for all purposes.

The Trustee

        The indenture will provide that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

        The indenture will contain certain limitations on the rights of the trustee, should it become a creditor of Navistar or Navistar Financial, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

        None of Navistar's or Navistar Financial's directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

Additional Information

        Anyone who purchases notes or the Navistar common stock issuable upon exchange of the notes may obtain a copy of the indenture without charge by request directed to Navistar at the following address and telephone number: Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, Attn: Investor Relations, Telephone Number: (630) 753-5000.

DESCRIPTION OF NAVISTAR CAPITAL STOCK

        Navistar's authorized capital stock consists of 150 million shares, of which 110 million shares are designated as common stock, with a par value of $.10 per share, 30 million shares are designated as preferred stock, with a par value of $1.00 per share and 10 million shares are designated as preference stock, with a par value of $1.00 per share. The following summary of Navistar's capital stock is qualified in its entirety by reference to Navistar's certificate of incorporation, which is incorporated by reference in this prospectus.

Common Stock

        The authorized common stock consists of 110 million shares, of which 59.7 million shares were outstanding at February 28, 2002 and were held by approximately 31,400 holders of record as of such date.

        Dividend Rights and Restrictions.    Holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on the shares of preferred stock and preference stock have been paid. Under the DGCL, dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds the net assets of Navistar.

        Navistar does not expect to pay cash dividends on the common stock in the foreseeable future, and is subject to restrictions under the indentures for its $100 million 7% Senior Notes, $250 million 8% Senior Subordinated Notes and $400 million 9.375% Senior Notes on the amount of cash dividends Navistar may pay. See "Price Range of Navistar Common Stock and Dividend Policy."

        Voting Rights.    Holders of shares of Navistar common stock are entitled to one vote for each share for the election of directors and on any question arising at any shareowners meeting. The UAW, as holder of the series B preference stock, is entitled to elect one member to Navistar's board of directors. See "—Preferred Stock and Preference Stock."

        Liquidation Rights.    In the event of the voluntary or involuntary dissolution, liquidation or winding up of Navistar, holders of common stock are entitled to receive after satisfaction in full of the prior rights of creditors (including holders of Navistar's indebtedness) and holders of preferred stock and preference stock, all the remaining assets of Navistar available for distribution.

        Miscellaneous.    The holders of common stock are not entitled to preemptive, redemption or subscription rights. Mellon Investor Services is the transfer agent and the registrar for the common stock.

Preferred Stock and Preference Stock

        Navistar is authorized to issue preferred stock and preference stock, which may be issued from time to time in one or more series upon authorization by Navistar's board of directors. The board of directors, without further approval of the shareowners, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock and preference stock. The issuance of preferred stock and preference stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of Navistar, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock. Navistar has no present plans to issue any additional series of preferred stock or preference stock.

        Two series of preference stock are currently outstanding. Three million shares of convertible junior preference stock, series D are authorized, of which 161,000 shares were outstanding as of February 28, 2002. One share of nonconvertible junior preference stock, series B is authorized and held by the UAW.

        Series D Preference Stock.    Holders of shares of series D preference stock are entitled to receive accrued dividends, if any, if and when declared by the board of directors, in the amount of 120 percent of the dividend (on an as-converted basis) declared on common stock, other than a dividend payable solely in shares of common stock. Holders of series D preference stock have the right at their option to convert shares of the series D preference stock into shares of common stock at any time at a conversion rate of 0.3125 of a share of common stock for each share of series D preference stock, subject to adjustment in certain events. The series D preference stock is redeemable at any time, in whole or in part, at the option of Navistar upon at least 30 days' advance written notice at the price of $25 per share plus accrued dividends. Generally, holders of series D preference stock do not have any voting powers, except as provided by law and except that holders of at least two-thirds of the number of shares outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of series D preference stock. Before any distribution to holders of common stock or of any other stock of Navistar ranking junior upon liquidation to the series D preference stock upon any liquidation, dissolution or winding up of Navistar, holders of the series D preference stock are entitled to receive $25 per share plus accrued dividends.

        Series B Preference Stock.    In connection with a 1993 restructuring of Navistar's post-retirement health care and life insurance benefits pursuant to a settlement agreement, the UAW was issued the series B preference stock. As the holder of the series B preference stock, the UAW is entitled to elect one member of Navistar's board of directors, the UAW Director, until such time as Navistar has fully funded its liability under the health care and life insurance benefits program (subject to such right revesting if such funding falls below 85% of the fully funded amount). The series B preference stock is not transferable by the UAW, does not have any voting rights other than as described above or as required by law, does not have the right to receive dividends or distributions and is redeemable for a nominal price at such time as the UAW has not been entitled to elect a director for five consecutive years.

Certain Certificate of Incorporation and By-law Provisions; Certain Provisions of Delaware Law

        General.    Certain provisions of Navistar's certificate of incorporation and by-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of Navistar's board of directors and in the policies formulated by the board of directors. Navistar is also subject to Section 203 of the DGCL. As described above under "—Preferred Stock and Preference Stock," the ability of the board of directors to issue so-called "flexible" preferred stock may also have an anti-takeover effect. The fact that Navistar's utilization of its NOLs could be adversely affected by a change of control could have an anti-takeover effect.

        Classified Board; Board Vacancies.    The certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three year terms, excluding the director elected by the UAW as the holder of Navistar's series B preference stock. See "Preferred Stock and Preference Stock." The overall effect of the provisions in the certificate of incorporation with respect to the staggered board may be to render more difficult a change in control of Navistar or the removal of incumbent directors. Under the DGCL, since Navistar has a classified board, the shareowners may only remove the directors for cause. A majority of the remaining directors elected by the holders of common stock then in office (and not shareowners), though less than a quorum, is empowered to fill any vacancy on the board of directors. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred or preference stock issued by Navistar have a preference over the common stock as to dividends or upon liquidation have the right, voting separately by class or series, to elect directors (such as the holder of the series B preference stock), the number, election, term of office, filling of vacancies, terms of removal and other features of such directorships are governed by the terms relating to such rights.

        Special Meetings of Shareowners; Action by Written Consent.    The certificate of incorporation provides that no action may be taken by shareowners except at an annual or special meeting of shareowners, and prohibits action by written consent in lieu of a meeting. Navistar's by-laws provide that special meetings of shareowners of Navistar may be called only by the chairman of the board and chief executive officer or by the board of directors. This provision will make it more difficult for shareowners to take action opposed by the board of directors.

        Approval of Supermajority Transactions.    As a result of the settlement agreement relating to the 1993 restructuring of its post-retirement health care and life insurance benefits, Navistar's certificate of incorporation provides that the affirmative vote of holders of the greater of (a) a majority of the voting power of all common stock or (b) at least 85% of the shares of common stock present at a meeting is required to approve a supermajority transaction. Accordingly, any holder of 15% or more of the aggregate outstanding common stock represented at any meeting of shareowners will be able to block any supermajority transaction.

        Certain Provisions of Delaware Law.    Navistar is governed by the provisions of Section 203 of the DGCL. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

SELLING SECURITYHOLDERS

        Navistar Financial originally issued the notes in a private placement in March 2002. Selling securityholders may offer and sell the notes and the underlying Navistar common stock pursuant to this prospectus.

        The following table contains information with respect to the selling securityholders and the principal amount of notes and the underlying Navistar common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Shares of Common Stock that May be Sold(1)	Percentage of Common Stock Outstanding(2)
Alpine Associates	$7,050,000	3.2%	126,503	*
Alpine Partners, L.P.	950,000	*	17,046	*
Context Convertible Arbitrage Fund, LP	500,000	*	8,972	*
Morgan Stanley Dean Witter Convertible Securities Trust	1,000,000	*	17,944	*
Nicholas Applegate Global Holdings, LP	30,000	*	538	*
Wake Forest University	320,000	*	5,742	*
Nomura Securities International Inc.	4,000,000	1.8%	71,775	*
Lincoln National Convertible Securities Fund	1,000,000	*	17,944	*
Federated Equity Income Fund, Inc.	20,000,000	9.1%	358,873	*
Federated Equity Income II	930,000	*	16,688	*
Federated GVIT Equity Income Fund	560,000	*	10,048	*
Ohio National Fund	110,000	*	1,974	*
TD Securities (USA) Inc.	1,000,000	*	17,944	*
National Fuel Gas Co. Retirement Plan	50,000	*	897	*
B.C. McCabe Foundation	100,000	*	1,794	*
Total Fina EIF Financial U.S.A., Inc.	100,000	*	1,794	*
Oxford, Lord Abbott & Co.	750,000	*	13,458	*
UFJ Investments Asia Limited	500,000	*	8,922	*
Grace Brothers Management L.L.C.	1,250,000	*	22,430	*
WPG Convertible Arbitrage Overseas Master Fund, L.P.	2,500,000	1.1%	44,859	*
Any other holder of notes or future transferee, pledgee, donor or successor of any holder(3)(4)

*
Less than 1%.

(1)
Assumes exchange of all of the holders' notes at an exchange price of $55.73 per share of Navistar common stock. However, this exchange price will be subject to adjustment as described under "Description of Notes—Exchange." As a result, the amount of Navistar common stock issuable upon exchange of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(1) of the Exchange Act using 60,056,516 shares of Navistar common stock outstanding as of May 3, 2002. Assumes the number of shares of Navistar common stock issuable upon exchange of all of that particular holder's notes are outstanding. However, this does not include the exchange of any other holder's notes.

(3)
Information about other selling securityholders will be set forth in amendments and prospectus supplements.

(4)
Assumes that the other holders, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own Navistar common stock other than the common stock issuable upon exchange of the note at the initial exchange rate.

        Navistar Financial and Navistar prepared this table based on the information supplied to them by the selling securityholders named in the table.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any change in this information will be set forth in prospectus supplements, if required.

        Because the selling securityholders may offer all or some of their notes or the underlying Navistar common stock from time to time, neither Navistar Financial nor Navistar estimate the amount of the notes or underlying Navistar common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

DESCRIPTION OF OTHER FINANCING ARRANGEMENTS

7% Senior Notes and 8% Senior Subordinated Notes

        Navistar's 7.0% senior notes were issued under an indenture dated as of February 4, 1998, between Navistar and BNY Midwest Trust Company, as trustee, and Navistar's 8.0% senior subordinated notes were issued under an indenture dated as of February 4, 1998, between Navistar and The Bank of New York, as trustee. In connection with the issuance of the 9 3/8% Senior Notes, International executed indenture supplements pursuant to which International guaranteed Navistar's obligations under the senior notes and the senior subordinated notes. The senior notes and senior subordinated notes are sometimes collectively referred to herein as the "existing notes" and senior notes indenture and the senior subordinated notes indenture are sometimes collectively referred to herein as the "existing indentures."

        The senior notes are general unsecured obligations of Navistar, limited to $100 million aggregate principal amount, and rank pari passu in right of payment with all existing and future unsubordinated indebtedness of Navistar and senior in right of payment to all existing and future subordinated indebtedness of Navistar. The senior notes are effectively subordinated to all secured indebtedness of Navistar, if any. The senior notes mature on February 1, 2003 and bear interest at a rate equal to 7%. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

        The senior subordinated notes are general unsecured obligations of Navistar, limited to $250 million aggregate principal amount, and are subordinated in right of payment to all existing and future senior indebtedness of Navistar. The senior subordinated notes mature on February 1, 2008 and bear interest at a rate equal to 8.0% per annum. Interest is computed on the basis of the 360-day year comprised of twelve 30-day months.

        The existing notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of the subsidiaries of Navistar to the extent of the assets of each subsidiary of Navistar. Any right of Navistar to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency thereof (and the consequent right of the holders to benefit from those assets) will be subject to the claims of creditors (including trade creditors) of such subsidiary, except to the extent that claims of Navistar itself as a creditor of such subsidiary may be recognized, in which case the claims of Navistar would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Navistar.

        The existing notes do not have the benefit of any sinking fund.

        International unconditionally guarantees on a senior, unsecured basis Navistar's obligations under the existing notes. This International guarantee will rank equally in right of payment with all existing and future liabilities of International that are not subordinated. The International guarantee will effectively rank junior to any secured indebtedness of International to the extent of the value of the assets securing such indebtedness. The obligations of International under this guarantee will be limited as required to prevent violation of fraudulent transfer or fraudulent conveyance laws. Under limited circumstances specified in the indenture, International will be released from its obligations under the guarantee.

        The senior notes are not redeemable at the option of Navistar prior to maturity. The senior subordinated notes may be redeemed on or after February 1, 2003, at any time, in whole or in part, at the option of Navistar, at the redemption prices (expressed as percentages of the principal amount) set forth below, if redeemed during the 12 month period beginning February 1 of the year indicated below, in each case together with interest accrued to the redemption date:

Year	Percentage
2003	104.00%
2004	102.67%
2005	101.33%
2006 and thereafter	100.00%

        The existing indentures provide that, upon the occurrence of a change of control, each holder will have the right to require Navistar to purchase all or a portion of their existing notes, at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon. The term "change of control" is defined in the existing indentures to include one or more of the following events:

  (a)
  any "person" or "group," other than employee or retiree benefit plans or trusts sponsored or established by Navistar or International, is or becomes the "beneficial owner," of securities of Navistar representing 35% or more of the combined voting power of Navistar's then outstanding voting stock;

  (b)
  the following individuals cease for any reason to constitute more than two-thirds of the number of directors then serving on the board of directors of Navistar: individuals who, on the issue date of the existing notes, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by Navistar's stockholders was approved (A) by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or (B) with respect to directors whose appointment or election to the board of directors was made by the holders of Navistar's nonconvertible junior preference stock, series B, by the holders of such preference stock;

  (c)
  the shareholders of Navistar shall approve any plan of liquidation (whether or not otherwise in compliance with the provisions of the existing indentures);

  (d)
  Navistar consolidates with or merges with or into another person, other than a merger or consolidation of Navistar in which the holders of the common stock of Navistar outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger; or

  (e)
  subject to certain exceptions, Navistar or any restricted subsidiary of Navistar, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of Navistar and the restricted subsidiaries of Navistar (determined on a consolidated basis) to any person.

        The events of default under the existing indentures are summarized below:

  (a)
  default in the payment of principal of, or premium, if any, on any senior note or senior subordinated note, as the case may be;

  (b)
  default in the payment of interest on any senior note or senior subordinated note, as the case may be, when due and continuance of such default for 30 days or more;

  (c)
  failure to observe, perform or comply with any of the restrictions on merger and consolidation;

  (d)
  default in the performance of, or breach of, any other covenant or warranty of Navistar or of any restricted subsidiary in the existing indentures or in the existing notes and failure to remedy such default or breach within a period of 30 days after written notice from the relevant trustee or the holders of at least 25% in aggregate principal amount of the then outstanding senior notes or senior subordinated notes, as the case may be;

  (e)
  default under any indebtedness for money borrowed by Navistar or any restricted subsidiary of Navistar, which default results in the acceleration of such indebtedness prior to its express maturity and the principal amount of any such indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $20 million or more and such acceleration has not been rescinded or annulled or such indebtedness discharged in full within 30 days;

  (f)
  the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against Navistar or any subsidiary of Navistar or any of their respective property or assets in an aggregate amount in excess of $20 million, which judgments, orders or decrees have not been vacated, discharged, satisfied or stayed pending appeal within 30 days from the entry thereof and with respect to which legal enforcement proceedings have been commenced; or

  (g)
  certain events of bankruptcy, insolvency or reorganization involving Navistar or any material subsidiary of Navistar.

        The existing indentures contain covenants for the benefit of the holders of the existing notes that, among other things, limit the ability of Navistar and any of its restricted subsidiaries to:

  (a)
  enter into transactions with affiliates;

  (b)
  pay dividends or make other restricted payments;

  (c)
  consummate asset sales;

  (d)
  incur indebtedness;

  (e)
  issue preferred stock of its restricted subsidiaries;

  (f)
  incur liens;

  (g)
  impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to Navistar and its restricted subsidiaries;

  (h)
  merge or consolidate with any other person;

  (i)
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Navistar;

  (j)
  engage in specified sale-leaseback transactions; or

  (k)
  enter into guarantees.

        These limitations are, however, subject to a number of important qualifications and exceptions.

        Because specified conditions were satisfied, Navistar and its restricted subsidiaries are no longer subject to the limitations described in paragraphs (a), (b), (c), (d) and (g) above under the senior notes indenture. Navistar remains subject to those limitations under the senior subordinated notes indenture.

        The foregoing summary of the material provisions of the existing indentures is qualified in its entirety by reference to all of the provisions of the existing indentures, which have been filed with the SEC. See "Where You Can Find More Information."

9 3/8% Senior Notes

        Navistar's $400 million 9 3/8% senior notes were issued under an indenture dated as of May 31, 2001, between Navistar, International and BNY Midwest Trust Company, as trustee. Although the senior notes were offered in an aggregate principal amount of $400 million, the indenture governing the senior notes allows Navistar to issue up to an additional $100 million in aggregate principal amount of notes with the same terms as the senior notes so that the additional notes will form a single series with the senior notes. The senior notes are general unsecured obligations of Navistar, limited to $500 million aggregate principal amount, and rank pari passu in right of payment with all existing and future unsubordinated indebtedness of Navistar and senior in right of payment to all existing and future subordinated indebtedness of Navistar. The senior notes are effectively subordinated to all secured indebtedness of Navistar, if any. The senior notes mature on June 1, 2006 and bear interest at the rate of 9 3/8%. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Interest is payable semiannually (to holders of record of the senior notes at the close of business on May 15 or November 15 immediately preceding the interest payment date) on June 1 and December 1 of each year, respectively, commencing on December 1, 2001.

        The senior notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of the subsidiaries of Navistar to the extent of the assets of each subsidiary of Navistar. Any right of Navistar to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency thereof (and the consequent right of the holders to benefit from those assets) will be subject to the claims of creditors (including trade creditors) of such subsidiary, except to the extent that claims of Navistar itself as a creditor of such subsidiary may be recognized, in which case the claims of Navistar would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Navistar.

        The senior notes do not have the benefit of any sinking fund.

        International unconditionally guarantees on a senior, unsecured basis Navistar's obligations under the senior notes. This International guarantee will rank equally in right of payment with all existing and future liabilities of International that are not subordinated. The International guarantee will effectively rank junior to any secured indebtedness of International to the extent of the value of the assets securing such indebtedness. The obligations of International under this guarantee will be limited as required to prevent violation of fraudulent transfer or fraudulent conveyance laws. Under limited circumstances specified in the indenture, International will be released from its obligations under the guarantee.

        The senior notes are redeemable at the option of Navistar in whole at any time or in part from time to time, on at least 30 days but not more than 60 days' prior notice at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued but unpaid interest to the date of redemption or (ii) the sum of (a) the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the date of maturity (except for currently accrued but unpaid interest) discounted to the date of redemption, on a semiannual basis at the treasury rate, plus 50 basis points, and (b) accrued but unpaid interest to the date of redemption.

        The indenture contains covenants for the benefit of the holders of the senior notes that, among other things, limit the ability of Navistar and any of its restricted subsidiaries to:

  (a)
  enter into transactions with affiliates;

  (b)
  pay dividends or make other restricted payments;

  (c)
  consummate asset sales;

  (d)
  incur indebtedness;

  (e)
  issue preferred stock of its restricted subsidiaries;

  (f)
  incur liens;

  (g)
  impose restrictions on the ability of a restricted subsidiary to pay dividends or make payments to Navistar and its restricted subsidiaries;

  (h)
  merge or consolidate with any other person;

  (i)
  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Navistar;

  (j)
  engage in specified sale/leaseback transactions; or

  (k)
  enter into guarantees.

        These limitations are, however, subject to a number of important qualifications and exceptions.

        The indenture provides that, after the senior notes have been assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services Inc., Navistar and its restricted subsidiaries will no longer be subject to the limitations described above regarding incurrence of indebtedness, asset disposition, restricted payments, preferred stock of restricted subsidiaries, transactions with affiliates, payment restrictions affecting restricted subsidiaries, merger and consolidation and sale-leaseback transactions.

        The indenture provides that, in the event of a change of control, Navistar will offer to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes then outstanding, plus accrued and unpaid interest through the purchase date.

        The term "change of control" is defined in the indenture to include one or more of the following events:

  (a)
  any "person" or "group," other than employee or retiree benefit plans or trusts sponsored or established by Navistar or International, is or becomes the "beneficial owner," of securities of Navistar representing 35% or more of the combined voting power of Navistar's then outstanding voting stock;

  (b)
  the following individuals cease for any reason to constitute more than two-thirds of the number of directors then serving on the board of directors of Navistar: individuals who, on the issue date of the senior notes, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by Navistar's stockholders was approved (A) by the vote of at least a majority of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended or (B) with respect to directors whose appointment or election to the board of directors was made by the holders of Navistar's nonconvertible junior preference stock, series B, by the holders of such preference stock;

  (c)
  the shareholders of Navistar shall approve any plan of liquidation (whether or not otherwise in compliance with the provisions of the existing indentures);

  (d)
  Navistar consolidates with or merges with or into another person, other than a merger or consolidation of Navistar in which the holders of the common stock of Navistar outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the common stock of the surviving corporation immediately after such consolidation or merger; or

  (e)
  subject to certain exceptions, Navistar or any restricted subsidiary of Navistar, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of Navistar and the restricted subsidiaries of Navistar (determined on a consolidated basis) to any person.

        The events of default under the indenture are as follows:

  (a)
  default in the payment of principal or, or premium, if any, or liquidated damages on any senior note when due;

  (b)
  default in the payment of any installment of interest on any senior note when due and continuance of such default for 30 days or more;

  (c)
  failure to observe, perform or comply with any of the restrictions on merger and consolidation;

  (d)
  default in the performance of, or breach of, any other covenant or warranty of Navistar or of any restricted subsidiary in the indenture or senior notes and failure to remedy such default within 30 days;

  (e)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured any indebtedness for money borrowed by Navistar or any subsidiary, which default is caused by a failure to pay principal or premium on such indebtedness and the failure to repay results in acceleration of an aggregate amount of $20 million and such acceleration is not rescinded in full in 30 days;

  (f)
  entry by a court of a judgement against Navistar or a subsidiary or any of their property or assets in an aggregate amount in excess of $20 million, which judgments have not been vacated within 30 days from their entry; or

  (g)
  certain events of bankruptcy, insolvency or reorganization involving Navistar or any material subsidiary.

        The foregoing summary of the material provisions of the indenture is qualified in its entirety by reference to all of the provisions of the existing indenture, which have been filed with the SEC. See "Where You Can Find More Information."

Navistar Financial Revolving Credit Agreement

        In December 2000, Navistar Financial entered into a senior credit agreement with certain lenders, including The Chase Manhattan Bank, as administrative agent. The revolving credit agreement matures in 2005. It provides for aggregate borrowings of $820 million, up to $100 million of which may also be borrowed by Navistar's three Mexican finance subsidiaries. Such borrowings by the Mexican finance subsidiaries are guaranteed by Navistar and Navistar Financial. In addition, Navistar Financial is permitted to lend up to $50 million to International. Outstanding obligations under the credit agreement are secured by a perfected first priority security interest in substantially all of Navistar Financial's tangible and intangible assets.

        Two interest rate options are available, at Navistar Financial's option, for borrowings under the credit agreement: (1) ABR rate loans or (2) adjusted LIBO rate loans, based on the offered rate of the Eurodollar deposits in the London interbank market for certain periods, in each case plus a margin based on Navistar Financial's long-term credit rating. The ABR rate is the higher of: (1) the rate announced by Chase as its prime lending rate, (2) the prevailing secondary market rate for three-month certificates of deposit plus 1.0% or (3) the federal funds effective rate from time to time plus 0.5%.

        The credit agreement includes a number of restrictive covenants. For example, Navistar Financial is required to maintain consolidated interest expense, preferred stock dividends and consolidated income before income taxes at least equal to 125% of its fixed charges (consisting of consolidated interest expense and preferred stock dividends). In addition, the ratio of Navistar Financial's total consolidated debt to consolidated tangible net worth (both as defined in the credit agreement) may not exceed 7 to 1. Navistar Financial may not prepay subordinated debt, except in accordance with the terms contained in the credit agreement.

        The credit agreement requires that Navistar Financial comply with its intercompany agreements. Navistar Financial is prohibited from engaging in transactions with affiliates (except in certain limited circumstances) that are not on an arm's-length basis and in the ordinary course of business.

        The credit agreement restricts Navistar Financial's ability to enter new lines of business, limits the types of investments that Navistar Financial may make and contains a negative pledge which prevents Navistar Financial from incurring or suffering to exist liens on its assets, except in certain limited circumstances. The credit agreement also contains customary covenants regarding reporting, insurance, conduct of business, maintenance of existence and compliance with laws.

        Events of default under the credit agreement include:

  (a)
  failure to pay principal or interest (subject to a grace period) when due;

  (b)
  breach of a covenant or representation or warranty (subject to certain limited cure periods);

  (c)
  default on certain other indebtedness;

  (d)
  certain change of control events;

  (e)
  certain events of bankruptcy;

  (f)
  certain judgments against Navistar Financial; or

  (g)
  certain other events of default.

Securitization Programs

        Navistar Financial presently uses various securitization programs, which have structures and sources of financing that were designed to obtain the most favorable financing available, to fund a substantial portion of its acquisitions of receivables. As a general matter, Navistar Financial believes that securitization programs provide it with funding at rates that are much lower than Navistar Financial could obtain through issuing its own unsecured or secured corporate debt obligations. Navistar Financial anticipates continuing to use securitization programs to fund its acquisitions of receivables.

        Navistar Financial securitizes receivables using both "liquidating pool" and "revolving pool" structures. A liquidating pool structure involves the sale or pledge of a fixed pool of receivables. The entire pool may be sold or pledged at closing, or, in a "pre-funded transaction," additional receivables may be sold or pledged over a pre-funding period, not exceeding a six-month period. The additional receivables are paid for with a portion of the proceeds of the issuance, which portion is held in a "pre-funding account" pending such use. In a liquidating pool structure, including pre-funded transactions, the outstanding principal balance of the pool of sold or pledged receivables declines as receivables are collected, become defaulted or otherwise are removed from the pool. The initial pool of receivables will not be augmented with additional receivables, except through subsequent sales in pre-funded transactions. In a liquidating pool structure, substantially all of the collections are used to repay the unrecovered investments of the investors in the transaction, with the result that the amount of financing declines substantially in tandem with the amount of outstanding receivables in the pool.

        In a revolving pool structure, by contrast, new receivables are generally transferred into the pool on a periodic basis during a "revolving period" that is longer than a "pre-funding" period—for example, on a daily basis in the wholesale notes securitization described below. During the revolving period, principal collections on the receivables are reinvested in the new receivables or retained within the structure, rather than being paid out to investors. Interest owing to the investors is paid on a monthly basis. Principal payments are generally made to investors after the end of the revolving period according to the terms of their respective agreements. Navistar Financial uses revolving pool structures for the securitization of short-term receivables or as "warehouse" financing for medium-term receivables until a more permanent form of securitization program can be established for such receivables.

        The source of financing for Navistar Financial's securitization programs varies with market conditions and other considerations at the time each securitization program was structured and established. Currently, Navistar Financial uses securitization programs that obtain financing from the sale of notes or certificates in transactions under Rule 144A or public securities offerings of medium term asset-backed securities, which we refer to as "capital markets" transactions, and bank conduit facilities, which we refer to as "bank conduit" transactions. A bank conduit provides financing by issuing commercial paper through a special purpose vehicle administered by a commercial bank or other financial institution. In addition, a bank conduit facility will generally have available a back-up credit facility with one or more commercial banks that would provide financing in the event the special purpose vehicle was unable to issue commercial paper.

        The following is a summary of securitization programs currently utilized by Navistar Financial.

Securitization of Wholesale Notes

        Since 1990, Navistar Financial has securitized its wholesale notes through investor certificates (five of which are currently outstanding) issued by Navistar Financial Securities Corporation, or NFSC, a wholly owned special purpose subsidiary of Navistar Financial. Each day Navistar Financial generally sells all newly originated wholesale notes (except those wholesale notes which do not meet the specified eligibility criteria) to NFSC. NFSC, in turn, sells the wholesale notes to a trust. The trust effectively reinvests collections on the outstanding wholesale notes by using such collections to purchase the newly originated wholesale notes. Collections are retained in the trust to the extent the required minimum trust balance exceeds the balance of wholesale notes owned by the trust. NFSC retains an interest in the trust, a portion of which is subordinated to the investor certificates. At January 31, 2002, NFSC's retained interest in the trust constituted $137 million, of which $127 million was subordinated to claims of investor certificateholders.

Securitization of Retail Notes and Leases

        Liquidating Pool Structures

        Since 1993, Navistar Financial has securitized a significant portion of its retail notes. Periodically, Navistar Financial sells a pool of retail notes, certain monies due or received thereunder, security interests in the vehicles and equipment financed thereby and certain other property to Navistar Financial Retail Receivables Corporation, or NFRRC. Immediately thereafter, NFRRC transfers the same property to either (a) a trust formed specifically for such transaction in exchange for either asset-backed notes and certificates issued by such trust or (b) a bank conduit. Navistar Financial retains the option under certain circumstances to repurchase the remaining pool of retail notes from any liquidating pool structure once monies due and payable thereunder constitute 10% or less of aggregate amount due and payable under such retail notes when initially sold into the securitization. NFRRC retains a residual interest in each liquidating pool structure.

        As of January 31, 2002, trusts formed by NFRRC and bank conduits have financed approximately $8.9 billion in aggregate principal balance of retail notes through the issuance of term asset-backed securities and commercial paper. At January 31, 2002, asset-backed securities from nine securitized transactions originated by NFRRC remained outstanding and had a remaining aggregate principal balance of approximately $2.3 billion.

        Navistar Financial is exposed to interest rate risk relating to changes in market interest rates. As part of its overall strategy to manage the level of exposure to the risk of interest rates adversely affecting net interest income or expense, Navistar Financial uses interest rate swap agreements, interest rate caps, and forward contracts. Navistar Financial is also occasionally required by third parties to use derivative instruments to make financing possible under sold note arrangements. These derivatives are used in asset-backed transactions in order to absorb some portfolio-related risks. Navistar Financial's policy prohibits the use of derivative financial instruments for speculative purposes.

        Revolving Retail Warehouse Facility

        In October 2000, Navistar Financial established a revolving retail warehouse facility for its retail notes and retail leases, other than fair market value leases. Under this facility, Truck Retail Instalment Paper Corp., or TRIP, a wholly owned special purpose subsidiary of Navistar Financial, issued $475 million of a senior class and $25 million of a subordinate class of floating rate asset-backed notes. The senior and subordinated notes are priced at one-month LIBOR plus 0.34% and one-month LIBOR plus 0.55%, respectively, and have a targeted final payment date of October 17, 2005. The proceeds from the sale of the senior and subordinated notes are used by TRIP to purchase new retail notes and retail leases from Navistar Financial, which TRIP holds until Navistar Financial decides to effect a permanent financing in the capital markets or through a bank conduit at which point TRIP's assets will once again consist principally of cash rather than receivables. TRIP's assets, which are retail receivables or cash or a combination of both, are pledged to the indenture trustee as collateral for the senior and subordinated notes issued by TRIP.

Securitization of Retail Accounts

        In August 2000, Navistar Financial securitized the retail accounts that arise out of sales of trucks on open account by International. On a regular basis, International sells the receivables to Navistar Financial, which in turn sells the receivables to Truck Retail Accounts Corporation, or TRAC, a wholly-owned, special purpose subsidiary of Navistar Financial. TRAC, in turn, sells an undivided interest in the retail accounts to a bank conduit. This transaction is structured on a revolving basis and provides for up to $100 million of funding. TRAC retains an interest in the retail accounts, which is subordinated to the bank conduit's investment as protection against losses, dilution and carrying costs. This facility matures in August 2002 but can be renewed by mutual consent on a year to year basis in accordance with its terms.

        In November 2000, Navistar Financial securitized its unsecured trade receivables generated by the sale of diesel engines and engine service parts from International to Ford, which we refer to as "engine receivables." Navistar Financial purchases the engine receivables from International and sells the engine receivables to Truck Engine Receivables Financing Co., or TERFCO, a wholly owned special purpose subsidiary of Navistar Financial. TERFCO established a trust which issued approximately $100 million of floating rate asset-backed notes in November 2000, which will begin to mature in November 2005. TERFCO retains a residual interest in the trust.

Common Elements of Securitization Programs

        The securitizations of receivables effected by Navistar Financial share a number of structural features. Except for the case of retail leases, in the first step of each securitization, the receivables are sold by Navistar Financial to its subsidiary (NFSC, NFRRC, TRIP, TRAC or TERFCO, as applicable)

in a transaction intended to qualify as a true sale under applicable law to transfer Navistar Financial's entire ownership interest in the receivables so that such receivables would not constitute part of Navistar Financial's estate in the event of a bankruptcy of Navistar Financial. Each of these subsidiaries is a special purpose corporation, or SPC, whose activities are limited to participating in the securitization and related transactions. Navistar Financial has taken steps to maximize the likelihood that each SPC is a bankruptcy remote entity and minimize the risk that the voluntary or involuntary application for relief by Navistar Financial under the United States Bankruptcy Code or similar applicable state laws, or Insolvency Laws, will result in consolidation of the assets and liabilities of the SPC with those of Navistar Financial.

        The SPC either (in the case of NFSC, NFRRC, TRAC and TERFCO) transfers its interest in the receivables to the related trust or conduit, which purchases and holds the receivables, or (in the case of TRIP) transfers a security interest in the receivables to an indenture trustee for the benefit of asset-backed security holders, which makes a loan to TRIP secured by the receivables.

        In all of these transactions, the SPC retains interests in the trusts or assets held by the bank conduit or the trustee, which may be in the form of residual interests, spread accounts or rights to excess spread on the receivables. These residual interests provide the initial level of protection to investors against credit losses on the sold receivables.

        In each securitization, Navistar Financial is appointed as the servicer of the receivables. Navistar Financial can be replaced as servicer in any securitization upon a material default in the performance of its duties. In each securitization, Navistar Financial makes certain representations and warranties with respect to the receivables it sells to an SPC, and Navistar Financial remains obligated to repurchase any receivables with respect to which it breaches such representations or warranties.

        The sales of receivables in each of the securitizations, other than the revolving retail warehouse facility, constitute sales under generally accepted accounting principles, with the result that the sold receivables are removed from Navistar Financial's balance sheet and the investors' interests in the related trust or conduit are not reflected as liabilities. However, the SPCs' residual interests in the related trusts or assets held by the conduit are reflected on Navistar Financial's consolidated balance sheet as assets.

Sale-Leasebacks

        Currently, Navistar Financial finances the majority of its retail leases through sale and leaseback transactions entered into from time to time. Typically, in this type of transaction Harco Leasing Company, a wholly-owned subsidiary of Navistar Financial, directs a titling trust, which holds such retail leases and the leased vehicles as trust assets, to transfer a portfolio interest representing the trust assets to a third party lessor, which in some limited instances is an affiliate of Navistar Financial. Harco Leasing then leases the portfolio interest representing the trust assets back from the third party lessor under a lease agreement. In this type of transaction, Harco Leasing typically pledges the associated retail leases to the lessor as collateral for its obligations under the lease agreement. As of January 31, 2002, $356 million of lease obligations originated by Navistar Financial were financed under these transactions. Navistar Financial expects to effect additional sale-leasebacks in the future.

9% Senior Subordinated Notes

        Navistar Financial's 9% senior subordinated notes were issued pursuant to an indenture, dated as of May 30, 1997, between Navistar Financial and The Chase Manhattan Bank (as successor to The Fuji Bank & Trust Company), as trustee. The subordinated notes are limited to $100 million aggregate principal amount and mature on June 1, 2002. Interest on the subordinated notes accrues at a rate of 9% per annum and is payable on June 1 and December 1 of each year. The subordinated notes are not redeemable by Navistar Financial prior to maturity and are not subject to any mandatory sinking fund payments.

        The indenture pursuant to which the subordinated notes were issued contains certain covenants that, among other things, limit the ability of Navistar Financial or any of its subsidiaries to maintain or incur indebtedness, create liens, enter into certain transactions with affiliates, or consummate certain merger, consolidation or asset sale transactions. In addition, Navistar Financial is required to maintain a consolidated fixed charge coverage ratio of at least 1.25 to 1.0 (as of the end of any fiscal quarter) under that indenture, provided that such ratio is reduced to 1.10 to 1.0 for any fiscal quarter in which the subordinated notes are rated investment grade. These covenants are subject to certain exceptions and qualifications.

        The subordinated notes are general obligations of Navistar Financial and are subordinated to all senior indebtedness of Navistar Financial. The subordinated notes rank pari passu with all senior subordinated indebtedness of Navistar Financial and rank senior to subordinated indebtedness of Navistar Financial (including the notes offered hereby). As a result of the restrictive covenants contained in the subordinated notes indenture and pursuant to the existing bank credit agreement, holders of the subordinated notes are secured, subject to the subordination provisions contained in the Indenture, equally and ratably with the holders of the senior indebtedness of Navistar Financial, by a lien on substantially all of the assets of Navistar Financial. Such lien and security interest is subject to release without prior notice to, or the consent of, the holders of the subordinated notes.

        Upon a Change of Control Triggering Event (as defined in the subordinated notes indenture), Navistar Financial will, subject to certain conditions, make an offer to purchase all outstanding subordinated notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the redemption date. The existing bank credit agreement imposes certain limitations on the purchase of the subordinated notes upon a Change of Control Triggering Event.

Other Financial Services Borrowing

        Navistar's three Mexican finance subsidiaries presently support their operations by borrowings under the Navistar Financial Revolving Credit Agreement, a 500 million Mexican Peso ($55 million equivalent) Medium Term Promissory Notes Program established in November 2001, and various bank credit facilities. Such borrowings are guaranteed in whole or in part by Navistar and Navistar Financial. As of January 31, 2002, such borrowings had an aggregate principal balance of $259 million, of which $51 million was guaranteed by Navistar and Navistar Financial, $55 million was guaranteed by Navistar Financial, and $153 million was guaranteed by Navistar.

FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a general discussion of the material U.S. federal income tax considerations for a holder with respect to the purchase, ownership and disposition of the securities as of the date hereof. This summary is generally limited to holders who will hold the notes and the shares of Navistar common stock as capital assets and does not deal with special situations including those that may apply to particular holders such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, holders whose "functional currency" is not the U.S. dollar and persons who hold the notes or shares of Navistar common stock in connection with a "straddle," "hedging," "exchange" or other risk reduction transaction. This discussion does not address the tax consequences to non-U.S. holders of notes or Navistar common stock that are engaged in a trade or business within the United States and does not discuss the tax consequences under any state, local or foreign law. In addition, this summary does not consider the effect of the U.S. federal estate or gift tax laws.

        The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the "IRS," now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

        As used herein, the term "U.S. holder" means a beneficial owner of a note (or Navistar common stock acquired upon exchange of a note) that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        As used herein, a "non-U.S. holder" means a holder that is not a U.S. holder and that is not engaged in a U.S. trade or business. Non-U.S. holders are subject to special U.S. federal income tax provisions, some of which are discussed below.

        If a partnership is a beneficial owner of a note (or Navistar common stock acquired upon exchange of a note), the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of the notes (or Navistar common stock acquired upon exchange of a note).

U.S. Holders

Payments of Interest

        U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes in accordance with their regular method of tax accounting.

Market Discount

        If a U.S. holder purchases a note for an amount that is less than its stated redemption price at maturity (i.e., the stated principal amount of the notes), the amount of the difference will be treated as "market discount" unless such difference is less than a specified de minimis amount. The market discount provisions of the Code generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the taxable disposition of the note to the extent of the "accrued market discount" on the note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently as it accrues. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives Navistar common stock upon exchange of the note, the amount of accrued market discount not previously included in income with respect to the exchanged note through the date of exchange will be treated as ordinary income upon exchange.

Amortizable Premium

        A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium as an offset to interest income on the note from the purchase date to the note's maturity date under a constant-yield method, but subject to special rules to account for call premium and provided that amortizable premium will not include any premium attributable to a note's exchange feature. Bond premium on a note held by a U.S. holder that does not make the election to amortize will decrease the gain or increase the loss otherwise recognized upon a taxable disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Exchange, or Repurchase

        Except as set forth above under "—Market Discount," U.S. holders generally will recognize capital gain or loss upon the sale, exchange, repurchase or other taxable disposition of the notes or Navistar common stock in an amount equal to the difference between:

  •
  the U.S. holder's adjusted tax basis in the notes or Navistar common stock (as the case may be); and

  •
  the sum of the cash plus the fair market value of any property received from such disposition (other than amounts attributable to accrued but unpaid interest on the notes not previously included in income, which will be treated as interest for U.S. federal income tax purposes).

        Because no adjustment is made for accrued interest payable by Navistar Financial on exchange of any note for Navistar common stock, such accrued interest is effectively forfeited and should not be treated as income to the holder. However, accrued interest paid to a holder upon exercise of the holder's right to require Navistar Financial to repurchase the notes upon the occurrence of a Fundamental Change will be treated as interest. Any liquidated damages paid to a holder at such time will be treated as income to the holder.

        A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder, increased by (i) market discount previously included in income by the U.S. holder and (ii) accrued but unpaid interest (provided the holder included such interest in income as it accrued) and reduced by any amortized premium.

        A U.S. holder's tax basis in Navistar common stock received on exchange of a note for Navistar common stock will be equal to the fair market value of the Navistar common stock at the time of exchange. The holding period for the common stock received on exchange will not include the holding period of the note that was exchanged.

        Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their notes for more than one year) and losses (the deductibility of which is subject to limitations).

Exchange Rate Adjustments

        The exchange price of the notes is subject to adjustment under certain circumstances, see "Description of Notes—Exchange." Certain adjustments to (or the failure to make such adjustments to) the exchange price of the notes that increase the proportionate interest of a U.S. holder in Navistar's assets or earnings and profits may result in a constructive distribution taxable as a dividend to the U.S. holders of the notes, whether or not the U.S. holders ever exchange the notes. Moreover, if there is an adjustment (or a failure to make an adjustment) to the exchange price of the notes that increases the proportionate interest of the holders of Navistar common stock in Navistar's assets or earnings and profits, then such increase in the proportionate interest of the holders of the Navistar common stock generally will be treated as a constructive distribution to such holders, taxable as a dividend. As a result, U.S. holders of notes and Navistar common stock could have taxable income as a result of an event pursuant to which they receive no cash or property.

Dividends on Navistar Common Stock

        Distributions made on Navistar common stock will constitute dividends for U.S. federal income tax purposes to the extent of Navistar's current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a U.S. holder receives distributions on shares of Navistar common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed Navistar's current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of Navistar common stock. Any such distributions in excess of the holder's basis in the shares of Navistar common stock generally will be treated as capital gain. Subject to applicable limitations, dividends paid to holders that are U.S. corporations will qualify for the dividends-received deduction so long as Navistar has sufficient earnings and profits.

Backup Withholding and Information Reporting

        Certain noncorporate U.S. holders may be subject to IRS information reporting and backup withholding on payments of interest on the notes, dividends on Navistar common stock and proceeds from the sale or other disposition of the notes or Navistar common stock. Backup withholding will only be imposed where the noncorporate U.S. holder (1) fails to furnish its social security number or other taxpayer identification number, referred to as a "TIN"; (2) furnishes an incorrect TIN; (3) is notified by the IRS that he or she has failed to properly report payments of interest or dividends; or (4) under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

        The backup withholding rate is 30% for payments in 2002. The rate of backup withholding is scheduled to be reduced over time to 28% in 2006. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

Payments of Interest

        Generally, payments of interest on the notes to, or on behalf of, a non-U.S. holder will be considered "portfolio interest" and will not be subject to U.S. federal income or withholding tax if (1) such non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of Navistar Financial stock entitled to vote; (2) such non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through stock ownership; (3) such non-U.S. holder is not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business; and (4) the certification requirements, as described below, are satisfied.

        To satisfy the certification requirements referred to above, either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. person and must provide such owner's name and address, and TIN, if any on IRS Form W-8 BEN (or successor form), or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to Navistar Financial or its paying agent, as the case may be, that it has received a properly executed IRS Form W-8BEN (or successor form) from the beneficial holder. Special certification rules apply for notes held by a foreign partnership and other intermediaries.

        Interest on notes owned by a non-U.S. holder and not excluded from U.S. federal withholding tax under the portfolio interest rule described above generally will be subject to withholding at a 30% rate, except where (1) a non-U.S. holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and such non-U.S. holder provides Navistar Financial with a properly executed IRS Form W-8 BEN (or successor form) claiming such exemption or reduction or (2) the interest paid to a non-U.S. holder is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States, and such holder provides Navistar Financial with a properly executed IRS Form W-8 ECI (or successor form).

Sale, Exchange, or Repurchase

        A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain (or interest) realized on the exchange, sale, repurchase or other taxable disposition of a note or Navistar common stock received upon exchange thereof unless:

  •
  the holder is an individual who was present in the United States for 183 days or more during the taxable year and (a) such holder has a "tax home" in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such holder; or

  •
  Either Navistar or Navistar Financial is or has been a U.S. real property holding corporation ("USRPHC") at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

        Neither Navistar nor Navistar Financial believes that it is a USRPHC for U.S. federal income tax purposes. Although unlikely based on Navistar and Navistar Financial's current business plans and operations, either Navistar or Navistar Financial (or both) may become a USRPHC in the future. If either company were to become a USRPHC, a non-U.S. holder might be subject to U.S. federal income tax with respect to gain realized on the disposition of Navistar Financial notes or shares of Navistar common stock.

Distributions on Navistar Common Stock

        Distributions made on Navistar common stock constitute a dividend for U.S. federal income tax purposes to the extent of Navistar's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Except as described below, dividends paid on Navistar common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable). A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN (or successor form) upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments. Distributions to a non-U.S. holder that are effectively connected to such holder's conduct of a trade or business in the United States will not be subject to withholding if the holder provides Navistar with a properly executed IRS form W-8 ECI (or successor form).

Exchange Rate Adjustments

        The exchange price of the notes is subject to adjustment in certain circumstances. Certain such adjustments could give rise to a deemed distribution to non-U.S. holders of the notes. See "U.S. Holders—Exchange Rate Adjustments" above. In such case, the deemed distribution would be subject to the rules above regarding withholding of U.S. federal tax on dividends in respect of Navistar common stock. See "—Distributions on Navistar common stock" above.

Backup Withholding and Information Reporting

        We must report annually to the IRS and to each non-U.S. holder on IRS form 1042-S the amount of interest paid by Navistar Financial on a note and the amount of any dividend paid by Navistar on Navistar common stock, regardless of whether withholding was required, and any tax withheld with respect to the interest or dividend. Under the provisions of an income tax treaty and other applicable agreements, copies of these returns may be made available to the tax authorities of the country in which the non-U.S. holder resides.

        A non-U.S. holder generally will not be subject to backup withholding with respect to payments of interest on the notes or dividends on Navistar common stock and proceeds from the sale or other disposition of the notes or Navistar common stock to or through a U.S. office of a broker, as long as (1) the income associated with such payments is otherwise exempt from U.S. federal income tax, (2) the payor or broker does not have actual knowledge or reason to know that the holder is a U.S. person, and (3) the holder has furnished to the payor or broker a valid IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, its status as a non-U.S. person or otherwise establishes an exemption.

        The payment of the proceeds from the sale or other disposition of the notes or Navistar common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or Navistar common stock will be subject to information reporting, if it is to or through a foreign office of a broker that is a "U.S. related broker" unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption. Backup withholding will apply if the sale or disposition is subject to information reporting and the broker has actual knowledge that you are a U.S. person. Under applicable Treasury regulations, a broker is a "U.S. related broker" if it is (1) a U.S. person, (2) a controlled foreign corporation for U.S. federal income tax purposes, (3) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or (4) a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. holders of the notes or Navistar common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

        THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND NAVISTAR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

        Neither Navistar Financial nor Navistar will receive any of the proceeds of the sale by selling securityholders of the notes and the underlying Navistar common stock offered by this prospectus. The notes and the underlying Navistar common stock may be sold by selling securityholders from time to time to purchasers:

  •
  directly by the selling securityholders;

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying Navistar common stock.

        The selling securityholders and any broker-dealers or agents who participate in the distribution of the notes and the underlying Navistar common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying Navistar common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the notes and underlying Navistar common stock are sold by selling securityholders through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The notes and underlying Navistar common stock may be sold by selling securityholders in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the notes and underlying Navistar common stock may be listed or quoted at the time of the sale, including the NYSE in the case of Navistar common stock;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options; or

  •
  through the distribution by a selling securityholder to its partners, members or shareholders.

  These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and underlying Navistar common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying Navistar common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying Navistar common stock short and deliver notes and underlying Navistar common stock to close out short positions, or loan or pledge notes and underlying Navistar common stock to broker-dealers that in turn may sell the notes and underlying Navistar common stock.

        To Navistar Financial's and Navistar's knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying Navistar common stock by the selling securityholders. In addition, neither Navistar Financial nor Navistar can assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying Navistar common stock by other means not described in this prospectus.

        Navistar common stock trades on the NYSE under the symbol "NAV." Neither Navistar Financial nor Navistar intend to apply for listing of the notes on any securities exchange or for quotation through NYSE. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

        There can be no assurance that any selling securityholder will sell any or all of the notes or underlying Navistar common stock pursuant to this prospectus. In addition, any notes or underlying Navistar common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any other persons participating in such distribution will be subject to the Exchange Act. The rules under the Exchange Act without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying Navistar common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying Navistar common stock to engage in market-making activities with respect to the particular notes and the underlying Navistar common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying Navistar common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying Navistar common stock.

        In addition, Navistar may use this prospectus to offer and sell its common stock to noteholders who did not receive their notes from the initial purchasers in Navistar Financial's original private placement of the notes. Navistar does not have an agreement with any underwriter or other third party for the distribution of the common stock it would offer in such event. In this event, Navistar would offer and sell its common stock through this prospectus and no commissions or other remunerations will be paid to any person for the exchange of the notes.

        Persons who are affiliates of Navistar who acquire notes or common stock upon exchange of the notes may be deemed to be "issuers" under the Securities Act of 1933, as amended, and, therefore, may be required to deliver a copy of this prospectus, including a prospectus supplement, to any person who purchases notes or shares of common stock acquired by such affiliate through exhange of the notes. Persons who purchase notes or shares of common stock from affiliates of Navistar are deemed to be purchasing "restricted securities."

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, Navistar Financial, Navistar and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Security Act, or will be entitled to contribution in connection with these liabilities.

        Navistar Financial has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying Navistar common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

        Certain legal matters regarding the issuance of the securities will be passed upon for us by Kirkland & Ellis, Chicago, Illinois (a partnership which includes professional corporations).

EXPERTS

        The consolidated financial statements of Navistar International Corporation and Navistar Financial Corporation as of October 31, 2001 and 2000 and for each of the three years in the period ended October 31, 2001, incorporated by reference in this prospectus from each respective company's Annual Report on Form 10-K for the year ended October 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference in this registration statement, and are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Navistar and Navistar Financial are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, file reports and other information with the SEC. The reports and other information filed by them with the SEC in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material or part thereof may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, Washington, D.C. 20549 at prescribed rates or accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov.

        We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the holders of the notes and file with the SEC (unless the SEC will not accept the filing) copies of the financial and other information that would be contained in the annual report and quarterly reports that we are required to file with the SEC under the periodic reporting requirements of the Exchange Act. We will also make such reports available to prospective purchasers of the notes and the registered notes, as applicable, and to notes analysts and broker-dealers upon their request. In addition, we have agreed to furnish to holders of the notes, and prospective purchasers of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as we have exchanged the notes for registered notes or the shelf registration statement relating to the notes has been declared effective by the SEC.

        Each purchaser of the notes from the initial purchasers will be furnished with a copy of this prospectus and any related amendments or supplements to this prospectus. Each person receiving this prospectus acknowledges that (a) such person has been afforded an opportunity to request from us, and to review and has received, all additional information considered by it to be necessary to verify the accuracy and completeness of the information herein, (b) such person has not relied on the initial purchasers or any person affiliated with the initial purchasers in connection with its investigation of the accuracy of such information or its investment decision and (c) except as provided pursuant to (a) above, no person has been authorized to give any information or to make any representation concerning the securities offered hereby other than those contained herein and, if given or made, such other information or representation should not be relied upon as having been authorized by us or the initial purchasers.

INCORPORATION BY REFERENCE AND DELIVERY OF CERTAIN DOCUMENTS

        The information incorporated by reference is an important part of this prospectus, and documents that Navistar and Navistar Financial file later with the SEC will automatically update and replace this information. You may read and copy any materials that Navistar or Navistar Financial file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Furthermore, the SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information. We incorporate by reference the documents listed below and any future filings Navistar or Navistar Financial make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended prior to the termination of the offering:

  •
  Annual Report on Form 10-K for the fiscal year ended October 31, 2001 of Navistar;

  •
  Annual Report on Form 10-K for the fiscal year ended October 31, 2001 of Navistar Financial;

  •
  Quarterly Report on Form 10-Q for the quarter ended January 31, 2002 of Navistar;

  •
  Quarterly Report on Form 10-Q for the quarter ended January 31, 2002 of Navistar Financial;

  •
  Current Report on Form 8-K filed by Navistar on March 15, 2002; and

  •
  Proxy Statement, dated January 17, 2002, of Navistar.

        You may request a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents) and certain other documents referred to herein, at no cost to you, by writing or telephoning us at our principal executive offices at the following address:

Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, Illinois 60555 Attn: Investor Relations Telephone Number: (630) 753-5000	Navistar Financial Corporation 2850 West Golf Road Rolling Meadows, Illinois 60008 Attn: Investor Relations Telephone Number: (847) 734-4000

        You should rely only on the information incorporated by reference or provided in this prospectus. Any statement contained in the documents incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently dated document incorporated by reference or in this prospectus modifies or supersedes the statement. Information that we file later with the SEC will automatically update the information incorporated by reference and the information in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state or country where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this document or the documents incorporated by reference herein.

$220,000,000

Navistar Financial Corporation

4.75% Subordinated Exchangeable Notes due 2009

Navistar International Corporation

3,947,605 Shares of Common Stock

PROSPECTUS

                        , 2002

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following is a statement of expenses, to be paid solely by Navistar Financial Corporation, of the offering of the securities being registered hereby. All amounts are estimated, except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$20,240
NYSE Additional Share Listing Fee	14,000
Chicago Stock Exchange Additional Listing Fee	7,500
Pacific Stock Exchange Additional Listing Fee	7,500
Printing Expenses	250,000
Legal Fees and Expenses	250,000
Accounting Fees	100,000
Miscellaneous Expenses	150,000

Total	799,240

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

General Corporation Law

        Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Statute") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an "indemnified capacity"). The indemnity may include expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the Delaware Statute further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the Delaware Statute.

        In addition, Section 102 of the Delaware Statute allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except in the case where the director (i) breaches his duty of loyalty, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorized the payment of a dividend or approves a stock repurchase or redemption in violation of the Delaware Statute or (iv) obtains an improper personal benefit.

Certificates of Incorporation and By-laws

        Navistar Financial's bylaws (Article XI) provide for the indemnification of directors and officers of Navistar Financial to the fullest extent permitted by Delaware law. Policies of insurance are maintained by Navistar Financial under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of certain actions, suits, or proceedings and certain liabilities which might be imposed as a result of certain actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

        Article Eighth of Navistar's certificate of incorporation includes a provision which eliminates directors' personal liability to the full extent permitted under the Delaware Statute. Under Article Ninth of Navistar's certificate of incorporation and Article XII of its by-laws, as amended, Navistar shall indemnify any person who was or is made a party or is threatened to be made party to or is otherwise involved in any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Navistar (including any predecessor corporation of Navistar), or is or was serving at the request of Navistar as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware Statute. Such right of indemnification shall be a contract right and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire under any statute, Navistar's certificate of incorporation, Navistar's by-laws, agreement, vote of stockholders or disinterested directors or otherwise. Navistar also maintains a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

ITEM 16. EXHIBITS.

        The attached Exhibit Index is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

        The undersigned Registrants each hereby undertake:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrants' annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rolling Meadows, Illinois, on May 1, 2002.

NAVISTAR FINANCIAL CORPORATION
By:	/s/ JOHN J. BONGIORNO
Name: John J. Bongiorno Title: President and Chief Executive Officer

POWER OF ATTORNEY

        Know all men by these presents, that each person whose signature appears below constitutes and appoints John J. Bongiorno, R. Wayne Cain and Steven Covey and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1993, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN J. BONGIORNO John J. Bongiorno	President and Chief Executive Officer; Director (Principal Executive Officer)	May 1, 2002
/s/ R. WAYNE CAIN R. Wayne Cain	Senior Vice President Finance; Director	May 1, 2002
/s/ ANDREW J. CEDEROTH Andrew J. Cederoth	Vice President and Treasurer; Director (Principal Financial Officer)	May 1, 2002
/s/ RONALD D. MARKLE Ronald D. Markle	Vice President and Controller; Director (Principal Accounting Officer)	May 1, 2002

/s/ PHYLLIS E. COCHRAN Phyllis E. Cochran	Vice President, Operations; Director	May 1, 2002
/s/ JOHN R. HORNE John R. Horne	Director	May 1, 2002
/s/ THOMAS M. HOUGH Thomas M. Hough	Director	May 1, 2002
/s/ ROBERT C. LANNERT Robert C. Lannert	Director	May 1, 2002
/s/ MARK T. SCHWETSCHENAU Mark T. Schwetschenau	Director	May 1, 2002

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Warrenville, Illinois, on May 1, 2002.

NAVISTAR INTERNATIONAL CORPORATION
By:	/s/ ROBERT C. LANNERT
Name: Robert C. Lannert Title: Vice Chairman and Chief Financial Officer (Principal Financial Officer)

POWER OF ATTORNEY

        Each person whose signature appears below does hereby make, constitute and appoint John R. Horne, Robert C. Lannert, Daniel C. Ustian, and Mark T. Schwetschenau and each of them acting individually, true and lawful attorneys-in-fact and agents with power to act without the other and with full power of substitution, to execute, deliver and file, for and on such person's behalf, and in such person's name and capacity or capacities as stated below, any amendment, exhibit or supplement to this Registration Statement, making such changes in the Registration Statement as such attorney-in-fact deems appropriate.

        Pursuant to the requirements of the Securities Act of 1993, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN R. HORNE John R. Horne	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	May 1, 2002
/s/ ROBERT C. LANNERT Robert C. Lannert	Vice Chairman and Chief Financial Officer and Director (Principal Financial Officer)	May 1, 2002
/s/ DANIEL C. USTIAN Daniel C. Ustian	President and Chief Operating Officer and Director	May 1, 2002
/s/ MARK T. SCHWETSCHENAU Mark T. Schwetschenau	Vice President and Controller (Principal Accounting Officer)	May 1, 2002
/s/ Y. MARC BELTON Y. Marc Belton	Director	May 1, 2002

/s/ JOHN D. CORRENTI John D. Correnti	Director	May 1, 2002
/s/ JERRY E. DEMPSEY Jerry E. Dempsey	Director	May 1, 2002
/s/ DR. ABBIE J. GRIFFIN Dr. Abbie J. Griffin	Director	May 1, 2002
/s/ ALLEN J. KROWE Allen J. Krowe	Director	May 1, 2002
/s/ DAVID MCALLISTER David McAllister	Director	May 1, 2002
/s/ WILLIAM F. PATIENT William F. Patient	Director	May 1, 2002

INDEX TO EXHIBITS

Exhibit No	Description of Exhibit
4.1	Indenture by and among Navistar Financial Corporation, Navistar International Corporation and BNY Midwest Trust Company dated as of March 25, 2002
4.2	Registration Rights Agreement by and among Navistar Financial Corporation, Navistar International Corporation, Salomon Smith Barney, Inc. and Banc of America Securities LLC
5.1	Opinion of Kirkland & Ellis*
8.1	Opinion re Tax Matters*
12.1	Statement re Computation of Ratios of Earnings to Fixed Charges
23.1	Consent of Deloitte & Touche, LLP
23.2	Consent of Kirkland & Ellis (included in Exhibit 5)*
25.1	Statement of Eligibility of Trustee

*
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Offering
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF NAVISTAR COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF NAVISTAR
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA OF NAVISTAR FINANCIAL
STATISTICAL DATA OF NAVISTAR FINANCIAL
BUSINESS
DESCRIPTION OF NOTES
DESCRIPTION OF NAVISTAR CAPITAL STOCK
SELLING SECURITYHOLDERS
DESCRIPTION OF OTHER FINANCING ARRANGEMENTS
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE AND DELIVERY OF CERTAIN DOCUMENTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 16. EXHIBITS.
  ITEM 17. UNDERTAKINGS.
SIGNATURES
POWER OF ATTORNEY
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS